
03057504


RECD S.E.C.
MAY 2 2003
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation	0000808851
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for April 30, 2003	333-102489
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A

(Name of Person Filing the Document (if Other Than the Registrant)

75333 SAIL 2003-BC3
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 30, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: 
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTEMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC3

$1,105,765,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC3
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's/)(4)
1-A1 (5)	$319,834,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
1-A2 (5)	$250,971,000	(6)	4.73	27-89	10.85%	(6)	4/25/2033	AAA/AAA/NR
2-A1 (7)	$232,201,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
2-A2 (7)	$189,733,000	(8)	4.76	27-89	10.85%	(8)	4/25/2033	AAA/AAA/NR
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	10/25/2004	AAA/AAA/NR
M1	$58,462,000	1M Libor	4.93	38-89	5.60%	TBD	4/25/2033	AA/AA/NR
M2	$26,169,000	1M Libor	4.90	37-89	3.25%	TBD	4/25/2033	A/A/NR
M3	$5,011,000	1M Libor	4.78	37-85	2.80%	TBD	4/25/2033	A-/A-/NR
M4	$9,465,000	1M Libor	4.58	37-80	1.95%	TBD	4/25/2033	BBB+/BBB+/NR
M5	$6,681,000	1M Libor	4.17	37-66	1.35%	TBD	4/25/2033	BBB/BBB/Baa2
B	$7,238,000	1M Libor	3.39	37-52	0.70%	TBD	4/25/2033	BBB-/BBB-/Baa3

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's/)(4)
1-A1 (5)	$319,834,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
1-A2 (5)	$250,971,000	(6)	5.23	27-181	10.85%	(6)	4/25/2033	AAA/AAA/NR
2-A1 (7)	$232,201,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
2-A2 (7)	$189,733,000	(8)	5.29	27-184	10.85%	(8)	4/25/2033	AAA/AAA/NR
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	10/25/2004	AAA/AAA/NR
M1	$58,462,000	1M Libor	5.26	38-130	5.60%	TBD	4/25/2033	AA/AA/NR
M2	$26,169,000	1M Libor	5.01	37-106	3.25%	TBD	4/25/2033	A/A/NR
M3	$5,011,000	1M Libor	4.78	37-85	2.80%	TBD	4/25/2033	A-/A-/NR
M4	$9,465,000	1M Libor	4.58	37-80	1.95%	TBD	4/25/2033	BBB+/BBB+/NR
M5	$6,681,000	1M Libor	4.17	37-66	1.35%	TBD	4/25/2033	BBB/BBB/Baa2
B	$7,238,000	1M Libor	3.39	37-52	0.70%	TBD	4/25/2033	BBB-/BBB-/Baa3

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.70%.

(4) All Classes of Certificates will be rated by S&P and Fitch. The Class M5 and B will also be rated by Moody's.

(5) Class 1-A1 and Class 1-A2 are the Senior Certificates of Group 1.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A1 and Class 2-A2 are the Senior Certificates of Group 2.

(8) Class 2-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class 1-A1 and the Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will paid to the Class 2-A1 and the Class 2-A2 Certificates, sequentially and in that order, until the Targeted Overcollateralization Amount has been reached. Once the Senior Certificates of one group have been retired, all principal from that Group will be allocated to the Senior Certificates of the other group. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B Certificates until the Targeted Overcollateralization Amount has been reached. .

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated concurrently to the Class 1-A1 and Class 1-A2 Certificates from Group 1, to be paid sequentially and in that order, and then to Class 2-A1 and Class 2-A2 Certificates from Group 2, to be paid sequentially and in that order, to the Targeted Senior Enhancement Percentage. Once the Senior Certificates of either group have been retired, all principal from that Group will be allocated to the Senior Certificates of the other group, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.70% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes 1-A1, 2-A1, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rates for Classes 1-A2 and 2-A2 for the first 24 Distribution Dates will be equal to the lesser of (i) [ ]% and [ ]%, respectively, and (ii) their Net Funds Cap (as defined herein), calculated on a 30/360 basis. The Interest Rates for Classes 1-A2 and 2-A2 for all Distribution Dates on or after the 25th Distribution Date will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the Class 1-A2 and Class 2-A2 will be calculated on a 30/360 basis for the first 24 Distribution Dates and on an actual/360 basis thereafter. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the 1-A2 Certificates, the Class 2-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on April 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A1, Class 1-A2 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A1, Class 2-A2 and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	Total Notional Amount
1-6	211,290,750	156,184,250	367,475,000
7-12	172,874,041	127,786,959	300,661,000
13-18	115,249,552	85,191,448	200,441,000

On and after the 19th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 57% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 43% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.30%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	656,046,581.20
3	645,615,952.49
4	633,720,190.65
5	620,487,087.17
6	605,953,272.91
7	590,148,734.45
8	573,109,073.58
9	554,881,204.53
10	535,222,344.04
11	515,721,566.36
12	496,605,275.27

Month	Approximate Notional Balance ($)
13	477,865,887.97
14	459,496,167.58
15	441,488,820.14
16	423,823,947.39
17	404,581,283.85
18	385,777,528.50
19	367,402,250.49
20	349,416,684.14
21	329,120,087.18
22	309,136,400.86
23	263,793,317.55
24	220,366,501.10

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The "Class 1-A1 and Class 1-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Class 2-A1 and Class 2-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Class 1-A1 and Class 1-A2 Net Funds Cap and the Class 2-A1 and Class 2-A2 Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (29.30%), First Franklin (21.39%), Finance America (12.97%), Fieldstone (12.04%), Peoples Choice Home Loan (11.11%) and Household Finance (5.63%) and as of the cut-off date were serviced by Fairbanks (61.23%), JPMorgan Chase (20.84%), and Ocwen (13.78%). Aurora Loan Services will act as master servicer.

JPMorgan Chase, Ocwen and Fairbanks currently have S&P's highest possible ranking, "Strong" in both their subprime and special servicing categories. On March 19, 2003, S&P announced that it had placed these rankings for Fairbanks on "credit watch" with negative implications. S&P cited increased regulatory scrutiny of Fairbanks servicing practices as the basis for its action, including a request for an investigation by the U.S. Department of Housing and Urban Development ("HUD") made by Senator Barbara Mikulski of Maryland.

Mortgage Insurance

Approximately 66.5% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") and Radian. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A1 and 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.70% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>1-A1
AAA/AAA/NR
Libor Floater
(Group 1)</td><td>2-A1
AAA/AAA/NR
Libor Floater
(Group 2)</td><td rowspan="2">A-IO
AAA/AAA/NR
6.00% Interest
Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes
1-A1, 1-A2, 2-A1 and 2-A2.</td></tr>
<tr><td>1-A2
AAA/AAA/NR
Fixed-Floating
(Group 1)</td><td>2-A2
AAA/AAA/NR
Fixed-Floating
(Group 2)</td></tr>
<tr><td colspan="3">M1
AA/AA/NR
Libor Floater</td><td rowspan="6">Classes M1, M2, M3, M4, M5 and B
are subordinate classes
subject to a
lock-out period of 36
months with respect to
principal payments.</td></tr>
<tr><td colspan="3">M2
A/A/NR
Libor Floater</td></tr>
<tr><td colspan="3">M3
A-/A-/NR
Libor Floater</td></tr>
<tr><td colspan="3">M4
BBB+/BBB+/NR
Libor Floater</td></tr>
<tr><td colspan="3">M5
BBB/BBB/ Baa2
Libor Floater</td></tr>
<tr><td colspan="3">B
BBB-/BBB-/Baa3
Libor Floater</td></tr>
</table>

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust, Series 2003-BC3
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: May 26, 2003
Cut-Off Date:	April 1, 2003
Expected Pricing Date:	April [ ], 2003
Closing Date:	April 30, 2003
Settlement Date:	April 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	April 25, 2003
Day Count:	Actual/360 on the Libor Certificates and, on or after the 25th Distribution Date, Class 1-A2 and Class 2-A2 30/360 on Class A-IO and, for the first 24 Distribution Dates, Class 1-A2 and Class 2-A2
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Trustee Fee:	0.005% of the Pool principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A1 and 2-A2. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.07	1.37	1.00	0.78	0.63
Window (mos)	1-56	1-37	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	5/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 1-A2					
Avg. Life (yrs)	9.58	6.48	4.73	3.59	2.75
Window (mos)	56-173	37-120	27-89	21-70	17-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class 2-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	10/25/2007	4/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 2-A2					
Avg. Life (yrs)	9.41	6.46	4.76	3.64	2.80
Window (mos)	54-173	36-120	27-89	21-70	17-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class M1					
Avg. Life (yrs)	9.56	6.51	4.93	4.18	3.88
Window (mos)	56-173	37-120	38-89	39-70	41-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class M2					
Avg. Life (yrs)	9.55	6.50	4.90	4.09	3.67
Window (mos)	56-173	37-120	37-89	38-70	39-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class M3					
Avg. Life (yrs)	9.37	6.36	4.78	3.97	3.54
Window (mos)	56-168	37-115	37-85	38-66	38-53
Expected Final Mat.	4/25/2017	11/25/2012	5/25/2010	10/25/2008	9/25/2007
Class M4					
Avg. Life (yrs)	8.99	6.08	4.58	3.80	3.38
Window (mos)	56-157	37-108	37-80	37-62	38-50
Expected Final Mat.	5/25/2016	4/25/2012	12/25/2009	6/25/2008	6/25/2007
Class M5					
Avg. Life (yrs)	8.21	5.53	4.17	3.45	3.14
Window (mos)	56-132	37-90	37-66	37-51	37-41
Expected Final Mat.	4/25/2014	10/25/2010	10/25/2008	7/25/2007	9/25/2006
Class B					
Avg. Life (yrs)	6.48	4.34	3.39	3.09	3.07
Window (mos)	56-105	37-71	37-52	37-41	37-37
Expected Final Mat.	1/25/2012	3/25/2009	8/25/2007	9/25/2006	5/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.35	0.87	0.62
Window (mos)	1-36	1-23	1-17
Expected Final Mat.	4/25/2006	3/25/2005	9/25/2004
Class 1-A2			
Avg. Life (yrs)	6.39	4.04	2.69
Window (mos)	36-117	23-76	17-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class 2-A1			
Avg. Life (yrs)	1.31	0.85	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	3/25/2006	3/25/2005	8/25/2004
Class 2-A2			
Avg. Life (yrs)	6.23	3.96	2.64
Window (mos)	35-117	23-76	16-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class M1			
Avg. Life (yrs)	6.36	4.40	3.86
Window (mos)	37-117	39-76	41-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class M2			
Avg. Life (yrs)	6.35	4.34	3.62
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class M3			
Avg. Life (yrs)	6.22	4.24	3.51
Window (mos)	37-113	37-73	38-52
Expected Final Mat.	9/25/2012	5/25/2009	8/25/2007
Class M4			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-105	37-68	38-48
Expected Final Mat.	1/25/2012	12/25/2008	4/25/2007
Class M5			
Avg. Life (yrs)	5.41	3.68	3.13
Window (mos)	37-88	37-57	37-40
Expected Final Mat.	8/25/2010	1/25/2008	8/25/2006
Class B			
Avg. Life (yrs)	4.24	3.16	3.07
Window (mos)	37-69	37-45	37-37
Expected Final Mat.	1/25/2009	1/25/2007	5/25/2006

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.07	1.37	1.00	0.78	0.63
Window (mos)	1-56	1-37	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	5/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 1-A2					
Avg. Life (yrs)	10.46	7.14	5.23	3.97	3.05
Window (mos)	56-311	37-239	27-181	21-142	17-113
Expected Final Mat.	3/25/2029	3/25/2023	5/25/2018	2/25/2015	9/25/2012
Class 2-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	10/25/2007	4/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 2-A2					
Avg. Life (yrs)	10.18	7.12	5.29	4.06	3.16
Window (mos)	54-311	36-240	27-184	21-146	17-118
Expected Final Mat.	3/25/2029	4/25/2023	8/25/2018	6/25/2015	2/25/2013
Class M1					
Avg. Life (yrs)	10.13	6.94	5.26	4.43	4.09
Window (mos)	56-241	37-173	38-130	39-102	41-82
Expected Final Mat.	5/25/2023	9/25/2017	2/25/2014	10/25/2011	2/25/2010
Class M2					
Avg. Life (yrs)	9.75	6.64	5.01	4.16	3.73
Window (mos)	56-202	37-142	37-106	38-82	39-66
Expected Final Mat.	2/25/2020	2/25/2015	2/25/2012	2/25/2010	10/25/2008
Class M3					
Avg. Life (yrs)	9.37	6.36	4.78	3.97	3.54
Window (mos)	56-168	37-115	37-85	38-66	38-53
Expected Final Mat.	4/25/2017	11/25/2012	5/25/2010	10/25/2008	9/25/2007
Class M4					
Avg. Life (yrs)	8.99	6.08	4.58	3.80	3.38
Window (mos)	56-157	37-108	37-80	37-62	38-50
Expected Final Mat.	5/25/2016	4/25/2012	12/25/2009	6/25/2008	6/25/2007
Class M5					
Avg. Life (yrs)	8.21	5.53	4.17	3.45	3.14
Window (mos)	56-132	37-90	37-66	37-51	37-41
Expected Final Mat.	4/25/2014	10/25/2010	10/25/2008	7/25/2007	9/25/2006
Class B					
Avg. Life (yrs)	6.48	4.34	3.39	3.09	3.07
Window (mos)	56-105	37-71	37-52	37-41	37-37
Expected Final Mat.	1/25/2012	3/25/2009	8/25/2007	9/25/2006	5/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.35	0.87	0.62
Window (mos)	1-36	1-23	1-17
Expected Final Mat.	4/25/2006	3/25/2005	9/25/2004
Class 1-A2			
Avg. Life (yrs)	7.08	4.49	3.01
Window (mos)	36-236	23-159	17-114
Expected Final Mat.	12/25/2022	7/25/2016	10/25/2012
Class 2-A1			
Avg. Life (yrs)	1.31	0.85	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	3/25/2006	3/25/2005	8/25/2004
Class 2-A2			
Avg. Life (yrs)	6.83	4.38	2.95
Window (mos)	35-231	23-157	16-113
Expected Final Mat.	7/25/2022	5/25/2016	9/25/2012
Class M1			
Avg. Life (yrs)	6.79	4.69	4.06
Window (mos)	37-170	39-111	41-79
Expected Final Mat.	6/25/2017	7/25/2012	11/25/2009
Class M2			
Avg. Life (yrs)	6.50	4.43	3.69
Window (mos)	37-139	38-90	39-64
Expected Final Mat.	11/25/2014	10/25/2010	8/25/2008
Class M3			
Avg. Life (yrs)	6.22	4.24	3.51
Window (mos)	37-113	37-73	38-52
Expected Final Mat.	9/25/2012	5/25/2009	8/25/2007
Class M4			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-105	37-68	38-48
Expected Final Mat.	1/25/2012	12/25/2008	4/25/2007
Class M5			
Avg. Life (yrs)	5.41	3.68	3.13
Window (mos)	37-88	37-57	37-40
Expected Final Mat.	8/25/2010	1/25/2008	8/25/2006
Class B			
Avg. Life (yrs)	4.24	3.16	3.07
Window (mos)	37-69	37-45	37-37
Expected Final Mat.	1/25/2009	1/25/2007	5/25/2006

A-IO Sensitivity Analysis [1]	
Price [2]	Yield (%)
6.8141%	4.12
6.8241%	3.90
6.8341%	3.68
6.8441%	3.47
6.8541%	3.25
6.8641%	3.03
6.8741%	2.82
6.8841%	2.60
6.8941%	2.39
Mod. Dur.	0.665[3]

(1) Shown at 100% of the Prepayment Assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 6.8451% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	1-A1 & 1-A2 Funds Cap (%)	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)	Period	1-A1 & 1-A2 Funds Cap (%)	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	9.01371	9.05177	9.02989
2	N/A	N/A	N/A	32	9.31273	9.35206	9.32945
3	N/A	N/A	N/A	33	9.02648	9.11305	9.06328
4	N/A	N/A	N/A	34	9.94275	9.75438	9.86269
5	N/A	N/A	N/A	35	11.00580	10.79710	10.91710
6	N/A	N/A	N/A	36	9.93870	9.75006	9.85852
7	N/A	N/A	N/A	37	10.26789	10.00942	10.15803
8	N/A	N/A	N/A	38	9.93463	9.68441	9.82831
9	N/A	N/A	N/A	39	10.27969	10.06741	10.18953
10	N/A	N/A	N/A	40	10.71640	10.29941	10.53938
11	N/A	N/A	N/A	41	10.71391	10.29675	10.53684
12	N/A	N/A	N/A	42	11.06846	10.63723	10.88545
13	N/A	N/A	N/A	43	10.70892	10.29145	10.53178
14	N/A	N/A	N/A	44	11.06330	10.63178	10.88023
15	N/A	N/A	N/A	45	10.70393	10.28620	10.52673
16	N/A	N/A	N/A	46	11.33084	10.44145	10.95365
17	N/A	N/A	N/A	47	12.54167	11.55713	12.12423
18	N/A	N/A	N/A	48	11.32508	10.43596	10.94819
19	N/A	N/A	N/A	49	11.69960	10.71730	11.28332
20	N/A	N/A	N/A	50	11.31931	10.36901	10.91671
21	N/A	N/A	N/A	51	11.69364	10.71199	11.27789
22	N/A	N/A	N/A	52	11.41898	10.42648	10.99878
23	N/A	N/A	N/A	53	11.41602	10.42390	10.99612
24	N/A	N/A	N/A	54	11.79348	10.76871	11.35993
25	8.61460	8.77862	8.68431	55	11.41008	10.41879	10.99085
26	8.33569	8.49463	8.40324	56	11.78735	10.76346	11.35451
27	8.62861	8.83991	8.71842	57	11.40414	10.46920	11.00906
28	9.01785	9.05593	9.03404	58	11.55268	10.50567	11.11044
29	9.01647	9.05455	9.03266	59	12.34618	11.22748	11.87387
30	9.31560	9.35493	9.33231	60	11.54662	10.50060	11.10521

(1) Based on 6 month LIBOR of 20% for each period.

(2) Assumes prepayments occur at 100% of the pricing speed.

SAIL 2003-BC3 Collateral Summary –Aggregate

Total Number of Loans	6,727
Total Outstanding Loan Balance	$1,113,560,827
Average Loan Principal Balance	$165,536
Fixed Rate	22.1%
Adjustable Rate	77.9%
Prepayment Penalty	84.2%
Weighted Average Coupon	7.9%
Weighted Average Margin	5.8%
Weighted Average Initial Periodic Cap	2.7%
Weighted Average Periodic Cap	1.0%
Weighted Average Maximum Rate	14.0%
Weighted Average Floor	7.6%
Weighted Average Original Term (mo.)	352.3
Weighted Average Remaining Term (mo.)	348.9
Weighted Average Loan Age (mo.)	3.3
Weighted Average Combined LTV	81.2%
Non-Zero Weighted Average FICO	629
Non-Zero Weighted Average DTI	40.8%
Percentage with DA Dividend	1.1%
Percentage with 5 year IO Term	10.4%
Percentage in Rate Reduction Program	5.6%

Lien Position	
First	98.5%
Second	1.5%

Product Type	
2/28 ARM (LIBOR)	66.9%
Fixed Rate	21.2%
3/27 ARM (LIBOR)	9.1%
5/25 ARM (LIBOR)	1.9%
Other	1.0%

Primary Mortgage Insurance Coverage	
Yes	27.9%
No	72.1%

Primary Mortgage Insurance Coverage (First Lien Loans with LTV > 80%)	
Yes	66.5%
No	33.5%

Prepayment Penalty	
None	15.8%
0.001-1.000	3.3%
1.001-2.000	56.7%
2.001-3.000	22.8%
3.001-4.000	0.1%
4.001-5.000	1.3%

Geographic Distribution (Other states account individually for less than 3% of the Cut-off Date principal balance)	
CA	48.3%
IL	5.7%
FL	5.3%
TX	3.9%
HI	3.0%

Occupancy Status	
Primary Home	91.8%
Investment	7.7%
Second Home	0.5%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	684	$23,937,747.29	2.15%
50,000.01 - 100,000.00	1,588	118,440,269.75	10.64
100,000.01 - 150,000.00	1,372	171,026,513.87	15.36
150,000.01 - 200,000.00	1,092	189,882,395.61	17.05
200,000.01 - 250,000.00	732	163,856,173.50	14.71
250,000.01 - 300,000.00	491	134,066,275.93	12.04
300,000.01 - 350,000.00	271	87,738,828.55	7.88
350,000.01 - 400,000.00	211	78,835,142.68	7.08
400,000.01 - 450,000.00	102	43,331,480.98	3.89
450,000.01 - 500,000.00	67	31,915,930.84	2.87
500,000.01 - 550,000.00	44	23,128,857.74	2.08
550,000.01 - 600,000.00	28	16,240,747.32	1.46
600,000.01 - 650,000.00	24	15,093,552.00	1.36
650,000.01 - 700,000.00	8	5,461,804.08	0.49
700,000.01 - 750,000.00	6	4,418,358.02	0.40
750,000.01 - 800,000.00	2	1,546,110.44	0.14
850,000.01 - 900,000.00	1	854,250.00	0.08
900,000.01 - 950,000.00	2	1,814,249.86	0.16
950,000.01 - 1,000,000.00	2	1,972,138.32	0.18
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Minimum: $9,937.20
Maximum: $997,138.63
Weighted Average: $165,536.02

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	34	$7,976,768.79	0.72%
5.501 - 6.000	123	32,162,740.42	2.89
6.001 - 6.500	401	102,398,985.42	9.20
6.501 - 7.000	794	185,561,090.63	16.66
7.001 - 7.500	896	183,306,313.65	16.46
7.501 - 8.000	1,027	190,795,191.76	17.13
8.001 - 8.500	727	117,328,531.81	10.54
8.501 - 9.000	746	106,950,676.88	9.60
9.001 - 9.500	435	53,971,540.01	4.85
9.501 - 10.000	344	39,012,594.52	3.50
10.001 - 10.500	246	24,392,986.43	2.19
10.501 - 11.000	329	29,106,248.25	2.61
11.001 - 11.500	143	11,531,974.02	1.04
11.501 - 12.000	193	13,238,779.59	1.19
12.001 - 12.500	77	4,783,347.81	0.43
12.501 - 13.000	84	4,695,983.75	0.42
13.001 - 13.500	35	2,495,420.10	0.22
13.501 - 14.000	54	1,979,103.75	0.18
14.001 - 14.250	11	462,608.20	0.04
14.251 >=	28	1,409,940.99	0.13
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Minimum: 5.125%
Maximum: 16.820%
Weighted Average: 7.948%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	126	$6,448,800.62	0.58%
171 - 180	479	31,244,749.90	2.81
181 - 240	136	10,832,125.37	0.97
241 - 300	13	1,390,405.17	0.12
301 - 360	5,973	1,063,644,745.72	95.52
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 352.3

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	237	$14,239,469.30	1.28%
171 - 180	370	23,556,858.27	2.12
181 - 240	134	10,729,348.32	0.96
241 - 300	14	1,552,392.19	0.14
301 - 360	5,972	1,063,482,758.70	95.50
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Minimum: 40.0
Maximum: 359.0
Weighted Average: 348.9

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	4	$92,145.93	0.01%
10.001 - 20.000	10	562,403.69	0.05
20.001 - 30.000	21	1,409,823.19	0.13
30.001 - 40.000	57	5,124,596.72	0.46
40.001 - 50.000	89	10,494,811.88	0.94
50.001 - 60.000	184	27,226,320.98	2.44
60.001 - 70.000	553	87,502,888.43	7.86
70.001 - 80.000	2,776	499,633,309.27	44.87
80.001 - 90.000	2,068	351,682,744.30	31.58
90.001 - 100.000	965	129,831,782.39	11.66
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Minimum: 5.020%
Maximum: 100.000%
Non-Zero WA: 81.163%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$24,771.75	0.00%
451 - 500	10	1,155,859.63	0.10
501 - 550	971	143,763,155.80	12.91
551 - 600	1,566	241,934,122.01	21.73
601 - 650	1,857	304,785,743.63	27.37
651 - 700	1,420	253,978,144.88	22.81
701 - 750	693	127,870,509.96	11.48
751 - 800	198	38,361,674.43	3.44
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Non-Zero Minimum: 500
Maximum: 814
Non-Zero WA: 629

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	3,154	$501,709,510.68	45.05%
Purchase	2,642	442,058,682.05	39.70
Rate/Term Refinance	674	123,013,324.75	11.05
Debt Consolidation	204	42,295,667.30	3.80
Home Improvement	53	4,483,642.00	0.40
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	4,953	$790,023,250.50	70.95%
PUD	642	137,429,494.20	12.34
2-4 Family	578	100,274,859.85	9.00
Condo	504	81,513,677.44	7.32
Manufactured Housing	44	3,719,340.16	0.33
Modular	2	279,445.67	0.03
Row House	2	160,517.11	0.01
Town House	2	160,241.85	0.01
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,651	$369,970,369.21	33.22%
CA-N	681	167,740,116.49	15.06
IL	395	63,689,389.29	5.72
FL	453	58,809,334.08	5.28
TX	440	42,945,957.16	3.86
HI	150	33,673,862.50	3.02
NY	159	29,686,425.87	2.67
CO	167	29,165,140.69	2.62
NJ	140	26,127,678.95	2.35
WA	170	25,147,444.85	2.26
AZ	164	21,082,777.37	1.89
MI	194	20,804,782.39	1.87
OH	235	20,236,483.24	1.82
NV	137	19,953,799.05	1.79
MD	136	19,678,164.86	1.77
PA	168	15,894,070.96	1.43
MA	97	15,243,715.27	1.37
OR	88	12,453,079.43	1.12
MN	68	10,691,163.67	0.96
UT	75	10,619,284.01	0.95
CT	78	10,536,970.56	0.95
MO	128	9,621,886.13	0.86
VA	63	8,871,382.80	0.80
NC	73	8,678,816.79	0.78
IN	81	6,802,566.96	0.61
WI	53	6,054,560.20	0.54
GA	20	5,652,606.68	0.51
TN	44	4,629,422.03	0.42
OK	46	3,559,442.22	0.32
KY	43	3,464,487.22	0.31
Other	330	32,075,645.85	2.88
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,228	$188,277,136.76	16.91%
1% of Orig. Bal.	45	3,540,148.38	0.32
1% of UPB	234	29,754,016.27	2.67
2 Mos. Int. on UPB	18	3,022,745.90	0.27
2% of UPB	112	11,841,997.65	1.06
3 Mos. Int. on UPB	26	5,384,431.65	0.48
3% 2% 1% of UPB	18	3,877,820.97	0.35
3% of UPB	16	1,034,548.50	0.09
5% 3% of UPB	5	615,928.86	0.06
5% 4% 3% 2% 1% of UPB	8	483,289.55	0.04
5% 4% 3% of UPB	26	2,758,363.62	0.25
5% 4% of UPB	9	1,300,331.81	0.12
5% of UPB	7	615,868.23	0.06
6 Mos. Int. Amt. Prepaid	1,310	249,159,027.01	22.37
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	1,480	300,181,966.67	26.96
6 Mos. Int. on 80% of UPB	2,183	311,549,212.51	27.98
6 Mos. Int. on UPB	2	163,992.44	0.01
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,610	$720,874,026.00	64.74%
Stated	1,783	328,127,299.81	29.47
Limited	145	29,870,455.22	2.68
No Documentation	168	29,588,240.63	2.66
No Ratio	21	5,100,805.12	0.46
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	12	$2,258,116.67	0.26%
3.001 - 3.500	67	20,652,904.61	2.38
3.501 - 4.000	187	48,024,552.34	5.54
4.001 - 4.500	228	52,278,660.52	6.03
4.501 - 5.000	268	50,770,129.31	5.85
5.001 - 5.500	567	112,055,245.50	12.92
5.501 - 6.000	1,289	226,143,447.26	26.07
6.001 - 6.500	862	155,762,954.62	17.95
6.501 - 7.000	714	120,328,961.19	13.87
7.001 - 7.500	317	55,323,997.81	6.38
7.501 - 8.000	94	12,765,039.31	1.47
8.001 - 8.500	43	5,795,509.94	0.67
8.501 - 9.000	13	1,757,878.87	0.20
9.001 - 9.500	9	875,670.78	0.10
9.501 - 10.000	11	1,404,123.45	0.16
10.001 >=	14	1,367,975.54	0.16
Total:	**4,695**	**$867,565,167.72**	**100.00%**

Minimum: 2.750%
Maximum: 11.500%
Weighted Average: 5.848%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.500	1	$133,642.26	0.02%
2.000	1,522	278,138,161.50	32.06
3.000	3,172	589,293,363.96	67.92
Total:	**4,695**	**$867,565,167.72**	**100.00%**

Minimum: 1.500%
Maximum: 3.000%
Weighted Average: 2.679%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	4,610	$855,742,130.00	98.64%
1.500	84	11,779,283.38	1.36
3.000	1	43,754.34	0.01
Total:	**4,695**	**$867,565,167.72**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.007%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$74,746.74	0.01%
10.501 - 11.000	4	1,603,875.17	0.18
11.001 - 11.500	53	12,812,764.91	1.48
11.501 - 12.000	138	34,206,939.89	3.94
12.001 - 12.500	288	72,812,674.69	8.39
12.501 - 13.000	448	108,309,344.22	12.48
13.001 - 13.500	524	112,160,419.64	12.93
13.501 - 14.000	737	144,603,625.45	16.67
14.001 - 14.500	622	111,273,857.09	12.83
14.501 - 15.000	622	103,038,249.79	11.88
15.001 - 15.500	379	55,775,828.38	6.43
15.501 - 16.000	346	50,585,296.18	5.83
16.001 - 16.500	175	21,956,241.06	2.53
16.501 - 17.000	164	19,294,246.47	2.22
17.001 - 17.500	72	7,751,852.52	0.89
17.501 - 18.000	67	6,296,541.79	0.73
18.001 - 18.500	34	3,291,514.81	0.38
18.501 - 19.000	17	1,426,954.80	0.16
19.001 - 19.500	2	191,840.86	0.02
19.501 >=	2	98,353.26	0.01
Total:	**4,695**	**$867,565,167.72**	**100.00%**

Minimum: 10.375%
Maximum: 20.100%
Weighted Average: 14.007%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	155	$34,247,957.74	3.95%
5.501 - 6.000	122	30,820,771.08	3.55
6.001 - 6.500	364	89,429,616.70	10.31
6.501 - 7.000	626	146,865,513.00	16.93
7.001 - 7.500	685	142,549,218.28	16.43
7.501 - 8.000	819	156,306,059.66	18.02
8.001 - 8.500	553	91,212,635.60	10.51
8.501 - 9.000	544	83,103,872.98	9.58
9.001 - 9.500	299	38,713,350.72	4.46
9.501 - 10.000	238	27,139,354.61	3.13
10.001 - 10.500	107	10,346,793.66	1.19
10.501 - 11.000	95	9,469,713.83	1.09
11.001 - 11.500	46	4,212,375.66	0.49
11.501 - 12.000	33	2,522,292.65	0.29
12.001 - 12.500	5	354,019.38	0.04
12.501 - 13.000	2	125,421.14	0.01
13.001 - 13.500	2	146,201.03	0.02
Total:	**4,695**	**$867,565,167.72**	**100.00%**

Minimum: 1.000%
Maximum: 13.390%
Weighted Average: 7.601%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2000-01	1	$219,688.44	0.03%
2003-03	1	161,987.02	0.02
2003-04	3	240,687.16	0.03
2003-05	1	93,425.57	0.01
2003-07	1	203,780.86	0.02
2003-12	2	244,298.23	0.03
2004-02	1	133,642.26	0.02
2004-05	1	24,888.85	0.00
2004-06	2	230,022.52	0.03
2004-08	3	657,472.90	0.08
2004-09	2	349,677.24	0.04
2004-10	26	6,852,365.58	0.79
2004-11	19	2,831,023.15	0.33
2004-12	180	31,059,054.55	3.58
2005-01	2,012	394,480,601.52	45.47
2005-02	1,741	304,519,953.69	35.10
2005-03	15	3,624,655.91	0.42
2005-04	2	316,290.72	0.04
2005-05	1	84,660.15	0.01
2005-08	3	385,623.79	0.04
2005-09	3	518,819.20	0.06
2005-10	5	1,124,967.05	0.13
2005-11	5	620,116.05	0.07
2005-12	35	5,796,284.48	0.67
2006-01	171	31,568,272.25	3.64
2006-02	386	60,390,774.80	6.96
2007-10	1	854,250.00	0.10
2007-12	1	144,955.15	0.02
2008-01	66	19,138,919.94	2.21
2008-02	5	694,008.69	0.08
Total:	**4,695**	**$867,565,167.72**	**100.00%**

SAIL 2003-BC3 Collateral Summary – Group 1

Total Number of Loans	4,097	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$640,274,934	Yes	28.1%
Average Loan Principal Balance	$156,279	No	71.9%
Fixed Rate	15.0%		
Adjustable Rate	85.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	89.8%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.8%	Yes	65.4%
Weighted Average Margin	5.9%	No	34.6%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.2%	None	10.2%
Weighted Average Floor	7.8%	0.001-1.000	3.3%
Weighted Average Original Term (mo.)	357.6	1.001-2.000	59.8%
Weighted Average Remaining Term (mo.)	355.0	2.001-3.000	26.7%
Weighted Average Loan Age (mo.)	2.6		
Weighted Average Combined LTV	81.3%		
Non-Zero Weighted Average FICO	622	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.6%	(Other states account individually for less than	
Percentage with DA Dividend	1.7%	3% of the Cut-off Date principal balance)	
Percentage with 5 year IO Term	11.6%	CA	48.4%
Percentage in Rate Reduction Program	0.0%	IL	6.0%
		FL	5.3%
Lien Position		HI	4.9%
First	100.0%	TX	3.0%
Second	0.0%		
Product Type		**Occupancy Status**	
2/28 ARM (LIBOR)	71.9%	Primary Home	92.4%
Fixed Rate	15.0%	Investment	7.2%
3/27 ARM (LIBOR)	11.4%	Second Home	0.4%
5/25 ARM (LIBOR)	1.6%		
Other	0.1%		

Collateral Characteristics - Group 1

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	216	$8,927,362.55	1.39%
50,000.01 - 100,000.00	934	70,997,958.57	11.09
100,000.01 - 150,000.00	970	121,050,381.50	18.91
150,000.01 - 200,000.00	829	144,722,371.13	22.60
200,000.01 - 250,000.00	595	133,046,244.92	20.78
250,000.01 - 300,000.00	389	106,239,164.04	16.59
300,000.01 - 350,000.00	115	36,192,790.84	5.65
350,000.01 - 400,000.00	38	14,184,951.11	2.22
400,000.01 - 450,000.00	6	2,504,181.08	0.39
450,000.01 - 500,000.00	4	1,890,582.46	0.30
500,000.01 - 550,000.00	1	518,946.27	0.08
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Minimum: $21,639.62
Maximum: $518,946.27
Weighted Average: $156,278.97

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	24	$4,696,942.74	0.73%
5.501 - 6.000	72	14,716,477.93	2.30
6.001 - 6.500	256	51,487,788.44	8.04
6.501 - 7.000	524	99,829,936.75	15.59
7.001 - 7.500	676	121,458,659.06	18.97
7.501 - 8.000	769	123,778,280.80	19.33
8.001 - 8.500	530	79,454,399.22	12.41
8.501 - 9.000	554	72,792,673.75	11.37
9.001 - 9.500	279	31,420,347.89	4.91
9.501 - 10.000	221	23,289,827.38	3.64
10.001 - 10.500	76	7,362,037.59	1.15
10.501 - 11.000	61	5,427,979.80	0.85
11.001 - 11.500	32	3,015,167.57	0.47
11.501 - 12.000	20	1,395,839.35	0.22
12.001 - 12.500	1	50,222.94	0.01
12.501 - 13.000	1	45,577.80	0.01
13.001 - 13.500	1	52,775.46	0.01
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Minimum: 5.125%
Maximum: 13.100%
Weighted Average: 7.800%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
171 - 180	74	$7,611,623.53	1.19%
181 - 240	10	1,460,830.89	0.23
301 - 360	4,013	631,202,480.05	98.58
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.6

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
171 - 180	74	$7,611,623.53	1.19%
181 - 240	10	1,460,830.89	0.23
301 - 360	4,013	631,202,480.05	98.58
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Minimum: 175.0
Maximum: 359.0
Weighted Average: 355.0

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	3	$173,294.53	0.03%
20.001 - 30.000	8	614,504.63	0.10
30.001 - 40.000	28	2,946,157.71	0.46
40.001 - 50.000	37	4,317,357.26	0.67
50.001 - 60.000	106	14,851,511.76	2.32
60.001 - 70.000	351	49,192,663.65	7.68
70.001 - 80.000	1,817	292,570,874.28	45.69
80.001 - 90.000	1,333	206,890,781.05	32.31
90.001 - 100.000	414	68,717,789.60	10.73
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Minimum: 10.620%
Maximum: 100.000%
Non-Zero WA: 81.335%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	10	$1,155,859.63	0.18%
501 - 550	732	101,932,076.39	15.92
551 - 600	1,071	155,564,524.74	24.30
601 - 650	1,040	169,015,022.57	26.40
651 - 700	747	126,543,972.06	19.76
701 - 750	377	65,772,621.33	10.27
751 - 800	113	19,509,567.09	3.05
801 >=	7	781,290.66	0.12
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Non-Zero Minimum: 500
Maximum: 810
Non-Zero WA: 622

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	1,959	$305,384,619.46	47.70%
Purchase	1,660	259,720,497.68	40.56
Rate/Term Refinance	478	75,169,817.33	11.74
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	2,979	$451,542,606.91	70.52%
PUD	371	65,350,059.91	10.21
2-4 Family	346	62,461,810.84	9.76
Condo	384	59,153,608.55	9.24
Manufactured Housing	12	1,207,333.69	0.19
Modular	2	279,445.67	0.04
Town House	2	160,241.85	0.03
Row House	1	119,827.05	0.01
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,192	$234,242,724.02	36.58%
CA-N	362	75,473,018.75	11.79
IL	280	38,680,526.92	6.04
FL	296	34,136,723.08	5.33
HI	142	31,407,182.07	4.91
TX	185	19,341,329.31	3.02
CO	109	17,765,013.17	2.77
NY	84	17,335,572.52	2.71
MI	145	15,228,527.61	2.38
OH	173	14,496,790.32	2.26
NV	92	13,279,631.99	2.07
NJ	75	12,270,403.72	1.92
WA	79	11,941,629.23	1.87
MD	74	11,531,906.73	1.80
UT	58	8,388,867.31	1.31
AZ	59	7,391,611.77	1.15
MN	47	7,196,624.41	1.12
CT	47	6,603,960.32	1.03
MA	37	6,415,554.44	1.00
OR	41	6,380,643.13	1.00
MO	78	6,354,599.38	0.99
PA	72	5,591,242.52	0.87
WI	38	4,476,108.20	0.70
NC	36	4,067,654.94	0.64
IN	37	3,265,087.81	0.51
TN	30	3,095,556.35	0.48
DC	16	2,512,515.35	0.39
KY	26	2,239,629.33	0.35
ID	21	2,234,482.03	0.35
IA	24	2,050,993.13	0.32
Other	142	14,878,824.61	2.32
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	464	$69,912,444.00	10.92%
1% of Orig. Bal.	21	1,756,360.83	0.27
1% of UPB	197	23,169,337.12	3.62
2 Mos. Int. on UPB	17	2,573,396.11	0.40
2% of UPB	41	3,876,893.02	0.61
3 Mos. Int. on UPB	10	1,804,050.03	0.28
3% 2% 1% of UPB	5	988,333.74	0.15
5% 4% 3% 2% 1% of UPB	3	145,622.40	0.02
5% of UPB	2	144,007.01	0.02
6 Mos. Int. Amt. Prepaid	1,176	200,739,189.85	31.35
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	806	133,785,189.49	20.89
6 Mos. Int. on 80% of UPB	1,355	201,380,110.87	31.45
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	2,798	$419,685,443.32	65.55%
Stated	1,106	189,354,556.00	29.57
Limited	89	17,018,716.75	2.66
No Documentation	104	14,216,218.40	2.22
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	2	$476,675.06	0.09%
3.001 - 3.500	42	9,487,895.83	1.74
3.501 - 4.000	130	24,888,376.06	4.58
4.001 - 4.500	156	28,493,285.85	5.24
4.501 - 5.000	169	26,625,784.97	4.90
5.001 - 5.500	477	82,576,781.28	15.18
5.501 - 6.000	987	146,058,488.08	26.85
6.001 - 6.500	454	70,866,204.53	13.03
6.501 - 7.000	629	98,960,605.56	18.19
7.001 - 7.500	272	42,604,142.77	7.83
7.501 - 8.000	63	8,768,687.88	1.61
8.001 - 8.500	29	3,960,176.60	0.73
8.501 - 9.000	2	166,516.89	0.03
Total:	**3,412**	**$543,933,621.36**	**100.00%**

Minimum: 2.875%
Maximu m: 9.000%
Weighted Average: 5.919%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
2.000	1,371	$225,780,797.78	41.51%
3.000	2,041	318,152,823.58	58.49
Total:	**3,412**	**$543,933,621.36**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.585%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	3,412	$543,933,621.36	100.00%
Total:	**3,412**	**$543,933,621.36**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	24	$4,696,942.74	0.86%
11.501 - 12.000	70	14,543,124.64	2.67
12.001 - 12.500	182	36,296,452.72	6.67
12.501 - 13.000	288	54,972,642.30	10.11
13.001 - 13.500	380	68,544,653.82	12.60
13.501 - 14.000	547	91,536,325.45	16.83
14.001 - 14.500	478	77,669,440.09	14.28
14.501 - 15.000	491	74,707,672.13	13.73
15.001 - 15.500	298	41,423,637.85	7.62
15.501 - 16.000	270	36,876,256.30	6.78
16.001 - 16.500	137	16,575,262.92	3.05
16.501 - 17.000	118	13,739,843.71	2.53
17.001 - 17.500	48	5,008,201.38	0.92
17.501 - 18.000	42	3,622,651.95	0.67
18.001 - 18.500	25	2,627,742.90	0.48
18.501 - 19.000	12	994,417.20	0.18
19.501 >=	2	98,353.26	0.02
Total:	**3,412**	**$543,933,621.36**	**100.00%**

Minimum: 11.125%
Maximum: 20.100%
Weighted Average: 14.195%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	24	$4,696,942.74	0.86%
5.501 - 6.000	70	14,543,124.64	2.67
6.001 - 6.500	253	51,102,224.15	9.39
6.501 - 7.000	457	87,726,425.25	16.13
7.001 - 7.500	523	93,545,620.89	17.20
7.501 - 8.000	625	102,654,943.30	18.87
8.001 - 8.500	438	66,379,917.68	12.20
8.501 - 9.000	429	59,762,144.54	10.99
9.001 - 9.500	229	26,888,971.98	4.94
9.501 - 10.000	177	19,529,433.72	3.59
10.001 - 10.500	73	7,189,649.51	1.32
10.501 - 11.000	61	5,427,979.80	1.00
11.001 - 11.500	31	2,988,784.53	0.55
11.501 - 12.000	19	1,348,882.43	0.25
12.001 - 12.500	1	50,222.94	0.01
12.501 - 13.000	1	45,577.80	0.01
13.001 - 13.500	1	52,775.46	0.01
Total:	**3,412**	**$543,933,621.36**	**100.00%**

Minimum: 5.125%
Maximum: 13.100%
Weighted Average: 7.780%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-07	1	$203,780.86	0.04%
2004-09	1	50,865.42	0.01
2004-10	13	1,998,272.83	0.37
2004-11	15	2,229,845.25	0.41
2004-12	154	23,487,314.88	4.32
2005-01	1,280	210,834,383.22	38.76
2005-02	1,411	220,334,331.84	40.51
2005-03	6	1,621,001.74	0.30
2005-09	1	152,229.24	0.03
2005-10	2	419,493.10	0.08
2005-11	4	567,745.89	0.10
2005-12	26	4,204,866.95	0.77
2006-01	112	19,285,961.05	3.55
2006-02	336	48,077,068.90	8.84
2007-12	1	144,955.15	0.03
2008-01	44	9,627,496.35	1.77
2008-02	5	694,008.69	0.13
Total:	**3,412**	**$543,933,621.36**	**100.00%**

SAIL 2003-BC3 Collateral Summary – Group 2

Total Number of Loans	2,630	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$473,285,892	Yes	27.7%
Average Loan Principal Balance	$179,957	No	72.3%
Fixed Rate	31.6%		
Adjustable Rate	68.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.1%	Yes	68.1%
Weighted Average Margin	5.7%	No	31.9%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	23.5%
Weighted Average Floor	7.3%	0.001-1.000	3.4%
Weighted Average Original Term (mo.)	345.1	1.001-2.000	52.5%
Weighted Average Remaining Term (mo.)	340.7	2.001-3.000	17.5%
Weighted Average Loan Age (mo.)	4.4	3.001-4.000	0.2%
Weighted Average Combined LTV	80.9%	4.001-5.000	3.0%
Non-Zero Weighted Average FICO	640		
Non-Zero Weighted Average DTI	39.8%	**Geographic Distribution**	
Percentage with DA Dividend	0.3%	(Other states account individually for less than	
Percentage with 5 year IO Term	8.8%	3% of the Cut-off Date principal balance)	
Percentage in Rate Reduction Program	13.3%	CA	48.2%
		IL	5.3%
Lien Position		FL	5.2%
First	96.5%	TX	5.0%
Second	3.5%		
Product Type		**Occupancy Status**	
2/28 ARM (LIBOR)	60.2%	Primary Home	91.0%
Fixed Rate	29.5%	Investment	8.5%
3/27 ARM (LIBOR)	6.0%	Second Home	0.5%
5/25 ARM (LIBOR)	2.2%		
Other	2.1%		

Collateral Characteristics - Group 2

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	468	$15,010,384.74	3.17%
50,000.01 - 100,000.00	654	47,442,311.18	10.02
100,000.01 - 150,000.00	402	49,976,132.37	10.56
150,000.01 - 200,000.00	263	45,160,024.48	9.54
200,000.01 - 250,000.00	137	30,809,928.58	6.51
250,000.01 - 300,000.00	102	27,827,111.89	5.88
300,000.01 - 350,000.00	156	51,546,037.71	10.89
350,000.01 - 400,000.00	173	64,650,191.57	13.66
400,000.01 - 450,000.00	96	40,827,299.90	8.63
450,000.01 - 500,000.00	63	30,025,348.38	6.34
500,000.01 - 550,000.00	43	22,609,911.47	4.78
550,000.01 - 600,000.00	28	16,240,747.32	3.43
600,000.01 - 650,000.00	24	15,093,552.00	3.19
650,000.01 - 700,000.00	8	5,461,804.08	1.15
700,000.01 - 750,000.00	6	4,418,358.02	0.93
750,000.01 - 800,000.00	2	1,546,110.44	0.33
850,000.01 - 900,000.00	1	854,250.00	0.18
900,000.01 - 950,000.00	2	1,814,249.86	0.38
950,000.01 - 1,000,000.00	2	1,972,138.32	0.42
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Minimum: $9,937.20
Maximum: $997,138.63
Weighted Average: $179,956.61

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	10	$3,279,826.05	0.69%
5.501 - 6.000	51	17,446,262.49	3.69
6.001 - 6.500	145	50,911,196.98	10.76
6.501 - 7.000	270	85,731,153.88	18.11
7.001 - 7.500	220	61,847,654.59	13.07
7.501 - 8.000	258	67,016,910.96	14.16
8.001 - 8.500	197	37,874,132.59	8.00
8.501 - 9.000	192	34,158,003.13	7.22
9.001 - 9.500	156	22,551,192.12	4.76
9.501 - 10.000	123	15,722,767.14	3.32
10.001 - 10.500	170	17,030,948.84	3.60
10.501 - 11.000	268	23,678,268.45	5.00
11.001 - 11.500	111	8,516,806.45	1.80
11.501 - 12.000	173	11,842,940.24	2.50
12.001 - 12.500	76	4,733,124.87	1.00
12.501 - 13.000	83	4,650,405.95	0.98
13.001 - 13.500	34	2,442,644.64	0.52
13.501 - 14.000	54	1,979,103.75	0.42
14.001 - 14.250	11	462,608.20	0.10
14.251 >=	28	1,409,940.99	0.30
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Minimum: 5.250%
Maximum: 16.820%
Weighted Average: 8.149%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	126	$6,448,800.62	1.36%
171 - 180	405	23,633,126.37	4.99
181 - 240	126	9,371,294.48	1.98
241 - 300	13	1,390,405.17	0.29
301 - 360	1,960	432,442,265.67	91.37
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 345.1

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	237	$14,239,469.30	3.01%
171 - 180	296	15,945,234.74	3.37
181 - 240	124	9,268,517.43	1.96
241 - 300	14	1,552,392.19	0.33
301 - 360	1,959	432,280,278.65	91.34
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Minimum: 40.0
Maximum: 359.0
Weighted Average: 340.7

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	4	$92,145.93	0.02%
10.001 - 20.000	7	389,109.16	0.08
20.001 - 30.000	13	795,318.56	0.17
30.001 - 40.000	29	2,178,439.01	0.46
40.001 - 50.000	52	6,177,454.62	1.31
50.001 - 60.000	78	12,374,809.22	2.61
60.001 - 70.000	202	38,310,224.78	8.09
70.001 - 80.000	959	207,062,434.99	43.75
80.001 - 90.000	735	144,791,963.25	30.59
90.001 - 100.000	551	61,113,992.79	12.91
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Minimum: 5.020%
Maximum: 100.000%
Non-Zero WA: 80.930%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$24,771.75	0.01%
501 - 550	239	41,831,079.41	8.84
551 - 600	495	86,369,597.27	18.25
601 - 650	817	135,770,721.06	28.69
651 - 700	673	127,434,172.82	26.93
701 - 750	316	62,097,888.63	13.12
751 - 800	85	18,852,107.34	3.98
801 >=	4	905,554.03	0.19
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Non-Zero Minimum: 501
Maximum: 814
Non-Zero WA: 640

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,195	$196,324,891.22	41.48%
Purchase	982	182,338,184.37	38.53
Rate/Term Refinance	196	47,843,507.42	10.11
Debt Consolidation	204	42,295,667.30	8.94
Home Improvement	53	4,483,642.00	0.95
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,974	$338,480,643.59	71.52%
PUD	271	72,079,434.29	15.23
2-4 Family	232	37,813,049.01	7.99
Condo	120	22,360,068.89	4.72
Manufactured Housing	32	2,512,006.47	0.53
Row House	1	40,690.06	0.01
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	459	$135,727,645.19	28.68%
CA-N	319	92,267,097.74	19.50
IL	115	25,008,862.37	5.28
FL	157	24,672,611.00	5.21
TX	255	23,604,627.85	4.99
NJ	65	13,857,275.23	2.93
AZ	105	13,691,165.60	2.89
WA	91	13,205,815.62	2.79
NY	75	12,350,853.35	2.61
CO	58	11,400,127.52	2.41
PA	96	10,302,828.44	2.18
MA	60	8,828,160.83	1.87
MD	62	8,146,258.13	1.72
VA	51	6,853,881.53	1.45
NV	45	6,674,167.06	1.41
OR	47	6,072,436.30	1.28
OH	62	5,739,692.92	1.21
GA	20	5,652,606.68	1.19
MI	49	5,576,254.78	1.18
NC	37	4,611,161.85	0.97
CT	31	3,933,010.24	0.83
IN	44	3,537,479.15	0.75
MN	21	3,494,539.26	0.74
MO	50	3,267,286.75	0.69
OK	32	2,378,667.27	0.50
HI	8	2,266,680.43	0.48
UT	17	2,230,416.70	0.47
LA	23	1,919,719.05	0.41
WI	15	1,578,452.00	0.33
TN	14	1,533,865.68	0.32
Other	147	12,902,245.79	2.73
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	764	$118,364,692.76	25.01%
1% of Orig. Bal.	24	1,783,787.55	0.38
1% of UPB	37	6,584,679.15	1.39
2 Mos. Int. on UPB	1	449,349.79	0.09
2% of UPB	71	7,965,104.63	1.68
3 Mos. Int. on UPB	16	3,580,381.62	0.76
3% 2% 1% of UPB	13	2,889,487.23	0.61
3% of UPB	16	1,034,548.50	0.22
5% 3% of UPB	5	615,928.86	0.13
5% 4% 3% 2% 1% of UPB	5	337,667.15	0.07
5% 4% 3% of UPB	26	2,758,363.62	0.58
5% 4% of UPB	9	1,300,331.81	0.27
5% of UPB	5	471,861.22	0.10
6 Mos. Int. Amt. Prepaid	134	48,419,837.16	10.23
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	674	166,396,777.18	35.16
6 Mos. Int. on 80% of UPB	828	110,169,101.64	23.28
6 Mos. Int. on UPB	2	163,992.44	0.03
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	1,812	$301,188,582.68	63.64%
Stated	677	138,772,743.81	29.32
No Documentation	64	15,372,022.23	3.25
Limited	56	12,851,738.47	2.72
No Ratio	21	5,100,805.12	1.08
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	10	$1,781,441.61	0.55%
3.001 - 3.500	25	11,165,008.78	3.45
3.501 - 4.000	57	23,136,176.28	7.15
4.001 - 4.500	72	23,785,374.67	7.35
4.501 - 5.000	99	24,144,344.34	7.46
5.001 - 5.500	90	29,478,464.22	9.11
5.501 - 6.000	302	80,084,959.18	24.75
6.001 - 6.500	408	84,896,750.09	26.23
6.501 - 7.000	85	21,368,355.63	6.60
7.001 - 7.500	45	12,719,855.04	3.93
7.501 - 8.000	31	3,996,351.43	1.23
8.001 - 8.500	14	1,835,333.34	0.57
8.501 - 9.000	11	1,591,361.98	0.49
9.001 - 9.500	9	875,670.78	0.27
9.501 - 10.000	11	1,404,123.45	0.43
10.001 >=	14	1,367,975.54	0.42
Total:	**1,283**	**$323,631,546.36**	**100.00%**

Minimum: 2.750%
Maximum: 11.500%
Weighted Average: 5.730%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.500	1	$133,642.26	0.04%
2.000	151	52,357,363.72	16.18
3.000	1,131	271,140,540.38	83.78
Total:	**1,283**	**$323,631,546.36**	**100.00%**

Minimum: 1.500%
Maximum: 3.000%
Weighted Average: 2.838%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	1,198	$311,808,508.64	96.35%
1.500	84	11,779,283.38	3.64
3.000	1	43,754.34	0.01
Total:	**1,283**	**$323,631,546.36**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.018%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$74,746.74	0.02%
10.501 - 11.000	4	1,603,875.17	0.50
11.001 - 11.500	29	8,115,822.17	2.51
11.501 - 12.000	68	19,663,815.25	6.08
12.001 - 12.500	106	36,516,221.97	11.28
12.501 - 13.000	160	53,336,701.92	16.48
13.001 - 13.500	144	43,615,765.82	13.48
13.501 - 14.000	190	53,067,300.00	16.40
14.001 - 14.500	144	33,604,417.00	10.38
14.501 - 15.000	131	28,330,577.66	8.75
15.001 - 15.500	81	14,352,190.53	4.43
15.501 - 16.000	76	13,709,039.88	4.24
16.001 - 16.500	38	5,380,978.14	1.66
16.501 - 17.000	46	5,554,402.76	1.72
17.001 - 17.500	24	2,743,651.14	0.85
17.501 - 18.000	25	2,673,889.84	0.83
18.001 - 18.500	9	663,771.91	0.21
18.501 - 19.000	5	432,537.60	0.13
19.001 - 19.500	2	191,840.86	0.06
Total:	**1,283**	**$323,631,546.36**	**100.00%**

Minimum: 10.375%
Maximum: 19.125%
Weighted Average: 13.691%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	131	$29,551,015.00	9.13%
5.501 - 6.000	52	16,277,646.44	5.03
6.001 - 6.500	111	38,327,392.55	11.84
6.501 - 7.000	169	59,139,087.75	18.27
7.001 - 7.500	162	49,003,597.39	15.14
7.501 - 8.000	194	53,651,116.36	16.58
8.001 - 8.500	115	24,832,717.92	7.67
8.501 - 9.000	115	23,341,728.44	7.21
9.001 - 9.500	70	11,824,378.74	3.65
9.501 - 10.000	61	7,609,920.89	2.35
10.001 - 10.500	34	3,157,144.15	0.98
10.501 - 11.000	34	4,041,734.03	1.25
11.001 - 11.500	15	1,223,591.13	0.38
11.501 - 12.000	14	1,173,410.22	0.36
12.001 - 12.500	4	303,796.44	0.09
12.501 - 13.000	1	79,843.34	0.02
13.001 - 13.500	1	93,425.57	0.03
Total:	**1,283**	**$323,631,546.36**	**100.00%**

Minimum: 1.000%
Maximum: 13.390%
Weighted Average: 7.301%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2000-01	1	$219,688.44	0.07%
2003-03	1	161,987.02	0.05
2003-04	3	240,687.16	0.07
2003-05	1	93,425.57	0.03
2003-12	2	244,298.23	0.08
2004-02	1	133,642.26	0.04
2004-05	1	24,888.85	0.01
2004-06	2	230,022.52	0.07
2004-08	3	657,472.90	0.20
2004-09	1	298,811.82	0.09
2004-10	13	4,854,092.75	1.50
2004-11	4	601,177.90	0.19
2004-12	26	7,571,739.67	2.34
2005-01	732	183,646,218.30	56.75
2005-02	330	84,185,621.85	26.01
2005-03	9	2,003,654.17	0.62
2005-04	2	316,290.72	0.10
2005-05	1	84,660.15	0.03
2005-08	3	385,623.79	0.12
2005-09	2	366,589.96	0.11
2005-10	3	705,473.95	0.22
2005-11	1	52,370.16	0.02
2005-12	9	1,591,417.53	0.49
2006-01	59	12,282,311.20	3.80
2006-02	50	12,313,705.90	3.80
2007-10	1	854,250.00	0.26
2008-01	22	9,511,423.59	2.94
Total:	**1,283**	**$323,631,546.36**	**100.00%**

$1,120,810,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC3
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's/)(4)
1-A1 (5)	215,754,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
1-A2 (5)	169,521,000	(6)	4.73	27-89	10.85%	(6)	4/25/2033	AAA/AAA/NR
2-A1 (7)	342,776,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
2-A2 (7)	278,195,000	(8)	4.74	27-89	10.85%	(8)	4/25/2033	AAA/AAA/NR
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	10/25/2004	AAA/AAA/NR
M1	$59,257,000	1M Libor	4.93	38-89	5.60%	TBD	4/25/2033	AA/AA/NR
M2	$26,525,000	1M Libor	4.91	37-89	3.25%	TBD	4/25/2033	A/A/NR
M3	$5,079,000	1M Libor	4.79	37-85	2.80%	TBD	4/25/2033	A-/A-/NR
M4	$16,366,000	1M Libor	4.41	37-80	1.35%	TBD	4/25/2033	BBB/BBB/Baa2
B	$7,337,000	1M Libor	3.39	37-52	0.70%	TBD	4/25/2033	BBB-/NR/Baa3

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's/)(4)
1-A1 (5)	215,754,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
1-A2 (5)	169,521,000	(6)	5.22	27-181	10.85%	(6)	4/25/2033	AAA/AAA/NR
2-A1 (7)	342,776,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
2-A2 (7)	278,195,000	(8)	5.26	27-184	10.85%	(8)	4/25/2033	AAA/AAA/NR
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	10/25/2004	AAA/AAA/NR
M1	$59,257,000	1M Libor	5.26	38-130	5.60%	TBD	4/25/2033	AA/AA/NR
M2	$26,525,000	1M Libor	5.01	37-106	3.25%	TBD	4/25/2033	A/A/NR
M3	$5,079,000	1M Libor	4.79	37-85	2.80%	TBD	4/25/2033	A-/A-/NR
M4	$16,366,000	1M Libor	4.41	37-80	1.35%	TBD	4/25/2033	BBB/BBB/Baa2
B	$7,337,000	1M Libor	3.39	37-52	0.70%	TBD	4/25/2033	BBB-/NR/Baa3

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.70%.

(4) All Classes of Certificates will be rated by S&P and Fitch. The Class M4 and B will also be rated by Moody's.

(5) Class 1-A1 and Class 1-A2 are the Senior Certificates of Group 1.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A1 and Class 2-A2 are the Senior Certificates of Group 2.

(8) Class 2-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class 1-A1 and the Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will paid to the Class 2-A1 and the Class 2-A2 Certificates, sequentially and in that order, until the Targeted Overcollateralization Amount has been reached. Once the Senior Certificates of one group have been retired, all principal from that Group will be allocated to the Senior Certificates of the other group. Principal will then be allocated sequentially to the M1, M2, M3, M4 and B Certificates until the Targeted Overcollateralization Amount has been reached..

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated concurrently to the Class 1-A1 and Class 1-A2 Certificates from Group 1, to be paid sequentially and in that order, and the to Class 2-A1 and Class 2-A2 Certificates from Group 2, to be paid sequentially and in that order, to the Targeted Senior Enhancement Percentage. Once the Senior Certificates of either group have been retired, all principal from that Group will be allocated to the Senior Certificates of the other group, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.70% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes 1-A1, 2-A1, M1, M2, M3, M4 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rates for Classes 1-A2 and 2-A2 for the first 24 Distribution Dates will be equal to the lesser of (i) [ ]% and [ ]%, respectively, and (ii) their Net Funds Cap (as defined herein), calculated on a 30/360 basis. The Interest Rates for Classes 1-A2 and 2-A2 for all Distribution Dates on or after the 25th Distribution Date will be equal to the lesser of (i) one-month Libor plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the Class 1-A2 and Class 2-A2 will be calculated on a 30/360 basis for the first 24 Distribution Dates and on an actual/360 basis thereafter. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the 1-A2 Certificates, the Class 2-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on April 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A1, Class 1-A2 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A1, Class 2-A2 and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4 and B, sequentially

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(9) To pay sequentially to Classes M1, M2, M3, M4 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(10) To pay sequentially to Classes M1, M2, M3, M4 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	Total Notional Amount
1-6	142,614,535	229,860,464	372,475,000
7-12	116,684,515	188,067,484	304,752,000
13-18	77,789,676	125,378,323	203,168,000

On and after the 19th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 38% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 62% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	
3	
4	
5	
6	
7	
8	
9	
10	
11	
12	

Month	Approximate Notional Balance ($)
13	
14	
15	
16	
17	
18	
19	
20	
21	
22	
23	
24	

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The "Class 1-A1 and Class 1-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Class 2-A1 and Class 2-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Class 1-A1 and Class 1-A2 Net Funds Cap and the Class 2-A1 and Class 2-A2 Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (29.25%), First Franklin (21.15%), Finance America (12.85%), Fieldstone (11.93%), Peoples Choice Home Loan (11.04%) and Household Finance (6.06%) and as of the statistical calculation date were serviced by Fairbanks (61.36%), JPMorgan Chase (20.59%), Ocwen (13.72%), and Aurora Loan Services (3.83%).

Mortgage Insurance

Approximately 66.3% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") and Radian. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A1 and 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2 will increase by 0.25% and the margins on the Class M1, M2, M3, M4 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.70% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date, or if Cumulative Losses exceed certain levels set by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A1 AAA/AAA/NR Libor Floater (Group 1)	2-A1 AAA/AAA/NR Libor Floater (Group 2)	A-IO AAA/AAA/NR 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A1 and 2-A2.
1-A2 AAA/AAA/NR Fixed-Floating (Group 1)	2-A2 AAA/AAA/NR Fixed-Floating (Group 2)		
M1 AA/AA/NR Libor Floater			Classes M1, M2, M3, M4 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A/A/NR Libor Floater			
M3 A-/A-/NR Libor Floater			
M4 BBB/BBB/Baa2 Libor Floater			
B BBB-/NR/Baa3 Libor Floater			

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust, Series 2003-BC3
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: May 26, 2003
Cut-Off Date:	April 1, 2003
Statistical Calculation Date:	March 1, 2003
Expected Pricing Date:	April [ ], 2003
Closing Date:	April 30, 2003
Settlement Date:	April 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	April 25, 2003
Day Count:	Actual/360 on the Libor Certificates and, on or after the 25th Distribution Date, Class 1-A2 and Class 2-A2 30/360 on Class A-IO and, for the first 24 Distribution Dates, Class 1-A2 and Class 2-A2
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Trustee Fee:	0.005% of the Pool principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A1 and 2-A2. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.07	1.37	1.00	0.78	0.63
Window (mos)	1-56	1-37	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	5/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 1-A2					
Avg. Life (yrs)	9.57	6.48	4.73	3.59	2.75
Window (mos)	56-173	37-120	27-89	21-70	17-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class 2-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	10/25/2007	4/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 2-A2					
Avg. Life (yrs)	9.45	6.46	4.74	3.62	2.78
Window (mos)	54-173	36-120	27-89	21-70	17-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class M1					
Avg. Life (yrs)	9.56	6.51	4.93	4.18	3.88
Window (mos)	56-173	37-120	38-89	39-70	41-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class M2					
Avg. Life (yrs)	9.55	6.50	4.91	4.09	3.67
Window (mos)	56-173	37-120	37-89	38-70	39-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class M3					
Avg. Life (yrs)	9.37	6.36	4.79	3.98	3.54
Window (mos)	56-168	37-115	37-85	38-67	38-53
Expected Final Mat.	4/25/2017	11/25/2012	5/25/2010	11/25/2008	9/25/2007
Class M4					
Avg. Life (yrs)	8.66	5.86	4.41	3.66	3.28
Window (mos)	56-157	37-108	37-80	37-62	37-50
Expected Final Mat.	5/25/2016	4/25/2012	12/25/2009	6/25/2008	6/25/2007
Class B					
Avg. Life (yrs)	6.49	4.34	3.39	3.09	3.07
Window (mos)	56-105	37-71	37-52	37-41	37-37
Expected Final Mat.	1/25/2012	3/25/2009	8/25/2007	9/25/2006	5/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.35	0.87	0.62
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	4/25/2006	3/25/2005	8/25/2004
Class 1-A2			
Avg. Life (yrs)	6.39	4.03	2.69
Window (mos)	36-117	23-76	16-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class 2-A1			
Avg. Life (yrs)	1.32	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	3/25/2006	3/25/2005	8/25/2004
Class 2-A2			
Avg. Life (yrs)	6.26	3.98	2.65
Window (mos)	35-117	23-76	16-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class M1			
Avg. Life (yrs)	6.36	4.40	3.86
Window (mos)	37-117	39-76	41-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class M2			
Avg. Life (yrs)	6.35	4.34	3.62
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class M3			
Avg. Life (yrs)	6.21	4.24	3.51
Window (mos)	37-113	37-73	38-52
Expected Final Mat.	9/25/2012	5/25/2009	8/25/2007
Class M4			
Avg. Life (yrs)	5.72	3.89	3.25
Window (mos)	37-105	37-68	37-48
Expected Final Mat.	1/25/2012	12/25/2008	4/25/2007
Class B			
Avg. Life (yrs)	4.24	3.16	3.07
Window (mos)	37-69	37-45	37-37
Expected Final Mat.	1/25/2009	1/25/2007	5/25/2006

Sensitivity Analysis – To Maturity

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.07	1.37	1.00	0.78	0.63
Window (mos)	1-56	1-37	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	5/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 1-A2					
Avg. Life (yrs)	10.44	7.13	5.22	3.96	3.05
Window (mos)	56-311	37-239	27-181	21-142	17-113
Expected Final Mat.	3/25/2029	3/25/2023	5/25/2018	2/25/2015	9/25/2012
Class 2-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	10/25/2007	4/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 2-A2					
Avg. Life (yrs)	10.25	7.11	5.26	4.03	3.12
Window (mos)	54-311	36-240	27-184	21-146	17-118
Expected Final Mat.	3/25/2029	4/25/2023	8/25/2018	6/25/2015	2/25/2013
Class M1					
Avg. Life (yrs)	10.13	6.94	5.26	4.43	4.09
Window (mos)	56-241	37-173	38-130	39-102	41-82
Expected Final Mat.	5/25/2023	9/25/2017	2/25/2014	10/25/2011	2/25/2010
Class M2					
Avg. Life (yrs)	9.75	6.64	5.01	4.17	3.73
Window (mos)	56-202	37-142	37-106	38-82	39-66
Expected Final Mat.	2/25/2020	2/25/2015	2/25/2012	2/25/2010	10/25/2008
Class M3					
Avg. Life (yrs)	9.37	6.36	4.79	3.98	3.54
Window (mos)	56-168	37-115	37-85	38-67	38-53
Expected Final Mat.	4/25/2017	11/25/2012	5/25/2010	11/25/2008	9/25/2007
Class M4					
Avg. Life (yrs)	8.66	5.86	4.41	3.66	3.28
Window (mos)	56-157	37-108	37-80	37-62	37-50
Expected Final Mat.	5/25/2016	4/25/2012	12/25/2009	6/25/2008	6/25/2007
Class B					
Avg. Life (yrs)	6.49	4.34	3.39	3.09	3.07
Window (mos)	56-105	37-71	37-52	37-41	37-37
Expected Final Mat.	1/25/2012	3/25/2009	8/25/2007	9/25/2006	5/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.35	0.87	0.62
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	4/25/2006	3/25/2005	8/25/2004
Class 1-A2			
Avg. Life (yrs)	7.08	4.49	3.01
Window (mos)	36-236	23-159	16-114
Expected Final Mat.	12/25/2022	7/25/2016	10/25/2012
Class 2-A1			
Avg. Life (yrs)	1.32	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	3/25/2006	3/25/2005	8/25/2004
Class 2-A2			
Avg. Life (yrs)	6.89	4.41	2.96
Window (mos)	35-234	23-158	16-113
Expected Final Mat.	10/25/2022	6/25/2016	9/25/2012
Class M1			
Avg. Life (yrs)	6.79	4.69	4.06
Window (mos)	37-170	39-111	41-79
Expected Final Mat.	6/25/2017	7/25/2012	11/25/2009
Class M2			
Avg. Life (yrs)	6.49	4.43	3.69
Window (mos)	37-139	38-90	39-64
Expected Final Mat.	11/25/2014	10/25/2010	8/25/2008
Class M3			
Avg. Life (yrs)	6.21	4.24	3.51
Window (mos)	37-113	37-73	38-52
Expected Final Mat.	9/25/2012	5/25/2009	8/25/2007
Class M4			
Avg. Life (yrs)	5.72	3.89	3.25
Window (mos)	37-105	37-68	37-48
Expected Final Mat.	1/25/2012	12/25/2008	4/25/2007
Class B			
Avg. Life (yrs)	4.24	3.16	3.07
Window (mos)	37-69	37-45	37-37
Expected Final Mat.	1/25/2009	1/25/2007	5/25/2006

A-IO Sensitivity Analysis [1]

Price [2]	Yield (%)
6.8141%	4.12
6.8241%	3.90
6.8341%	3.68
6.8441%	3.47
6.8451%	3.25
6.8461%	3.03
6.8471%	2.82
6.8481%	2.60
6.8491%	2.39
Mod. Dur.	0.665[3]

(1) Shown at 100% of the Prepayment Assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 6.8451% plus accrued interest.

Available Funds Cap Schedule* [1] [2]

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)	Period	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.22282	9.03299
2	N/A	N/A	32	9.52870	9.33264
3	N/A	N/A	33	9.21982	9.03018
4	N/A	N/A	34	9.26590	9.06591
5	N/A	N/A	35	11.08307	10.91610
6	N/A	N/A	36	10.00824	9.85758
7	N/A	N/A	37	10.32927	10.17767
8	N/A	N/A	38	9.95801	9.82513
9	N/A	N/A	39	10.28509	10.14886
10	N/A	N/A	40	9.99848	9.85632
11	N/A	N/A	41	10.61960	10.52899
12	N/A	N/A	42	10.97073	10.87726
13	N/A	N/A	43	10.61413	10.52381
14	N/A	N/A	44	10.96509	10.87191
15	N/A	N/A	45	10.60863	10.51859
16	N/A	N/A	46	10.60589	10.51599
17	N/A	N/A	47	12.12604	12.10952
18	N/A	N/A	48	10.94955	10.93474
19	N/A	N/A	49	11.30180	11.29031
20	N/A	N/A	50	10.89807	10.90095
21	N/A	N/A	51	11.25838	11.26142
22	N/A	N/A	52	10.89237	10.89537
23	N/A	N/A	53	10.97527	10.97991
24	N/A	N/A	54	11.33813	11.34297
25	8.96545	8.71416	55	10.96956	10.97427
26	8.64058	8.41071	56	11.33227	11.33716
27	8.92513	8.68859	57	10.96387	10.96863
28	8.68398	8.44463	58	10.99900	10.99105
29	9.22575	9.03575	59	11.83382	11.85578
30	9.53173	9.33549	60	11.06750	11.08804

(1) Based on 6 month and 12 month LIBOR of 20% for each period.

(2) Assumes prepayments occur at 100% of the pricing speed.

SAIL 2003-BC3 Collateral Summary – Aggregate [1]

Total Number of Loans	6,842	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,128,712,314	Yes	27.9%
Average Loan Principal Balance	$164,968	No	72.1%
Fixed Rate	22.5%		
Adjustable Rate	77.5%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	83.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.0%	Yes	66.3%
Weighted Average Margin	5.9%	No	33.7%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	16.1%
Weighted Average Floor	7.6%	0.001-1.000	3.3%
Weighted Average Original Term (mo.)	351.9	1.001-2.000	56.7%
Weighted Average Remaining Term (mo.)	349.1	2.001-3.000	22.5%
Weighted Average Loan Age (mo.)	3.4	3.001-4.000	0.1%
Weighted Average Combined LTV	81.2%	4.001-5.000	1.3%
Non-Zero Weighted Average FICO	629		
Non-Zero Weighted Average DTI	40.8%	**Geographic Distribution**	
Percentage with DA Dividend	1.1%	(Other states account individually for less than	
Percentage with 5 year IO Term	10.3%	3% of the Cut-off Date principal balance)	
Percentage in Rate Reduction Program	6.1%	CA	48.0%
		IL	5.8%
Lien Position		FL	5.3%
First	98.4%	TX	3.9%
Second	1.6%	HI	3.0%
Product Type		**Occupancy Status**	
2/28 ARM (LIBOR)	66.5%	Primary Home	91.9%
Fixed Rate	21.5%	Investment	7.7%
3/27 ARM (LIBOR)	9.1%	Second Home	0.5%
5/25 ARM (LIBOR)	1.8%		
Other	1.0%		

(1) As of the Statistical Calculation Date

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	701	$24,563,843.49	2.18%
50,000.01 - 100,000.00	1,625	121,066,559.62	10.73
100,000.01 - 150,000.00	1,404	174,994,083.01	15.50
150,000.01 - 200,000.00	1,104	192,214,846.18	17.03
200,000.01 - 250,000.00	737	165,014,263.15	14.62
250,000.01 - 300,000.00	496	135,537,290.79	12.01
300,000.01 - 350,000.00	272	88,102,304.21	7.81
350,000.01 - 400,000.00	214	79,980,250.99	7.09
400,000.01 - 450,000.00	105	44,597,454.55	3.95
450,000.01 - 500,000.00	67	31,979,117.58	2.83
500,000.01 - 550,000.00	44	23,174,059.73	2.05
550,000.01 - 600,000.00	28	16,271,553.72	1.44
600,000.01 - 650,000.00	24	15,125,052.75	1.34
650,000.01 - 700,000.00	8	5,471,587.56	0.48
700,000.01 - 750,000.00	6	4,423,000.00	0.39
750,000.01 - 800,000.00	2	1,549,424.09	0.14
850,000.01 - 900,000.00	1	854,250.00	0.08
900,000.01 - 950,000.00	2	1,818,372.90	0.16
950,000.01 - 1,000,000.00	2	1,975,000.00	0.17
Total:	**6,842**	**$1,128,712,314.32**	**100.00%**

Minimum: $9.43
Maximum: $1,000,000.00
Weighted Average: $164,968.18

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	35	$8,008,838.69	0.71%
5.501 - 6.000	121	32,025,918.88	2.84
6.001 - 6.500	403	102,716,808.35	9.10
6.501 - 7.000	798	186,590,115.45	16.53
7.001 - 7.500	901	184,252,884.70	16.32
7.501 - 8.000	1,032	191,568,663.36	16.97
8.001 - 8.500	735	118,833,967.57	10.53
8.501 - 9.000	753	107,998,725.38	9.57
9.001 - 9.500	446	55,531,106.89	4.92
9.501 - 10.000	354	40,789,588.31	3.61
10.001 - 10.500	257	25,822,005.41	2.29
10.501 - 11.000	350	31,039,580.60	2.75
11.001 - 11.500	153	12,709,375.46	1.13
11.501 - 12.000	199	13,626,361.84	1.21
12.001 - 12.500	83	5,408,226.97	0.48
12.501 - 13.000	90	5,121,318.60	0.45
13.001 - 13.500	37	2,631,055.11	0.23
13.501 - 14.000	54	1,983,284.16	0.18
14.001 - 14.250	11	466,129.21	0.04
14.251 >=	30	1,588,359.38	0.14
Total:	**6,842**	**$1,128,712,314.32**	**100.00%**

Minimum: 4.625%
Maximum: 16.820%
Weighted Average: 7.971%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	134	6,874,769.17	0.61
171 - 180	497	32,875,912.49	2.91
181 - 240	145	11,568,426.56	1.02
241 - 300	16	1,656,747.20	0.15
301 - 360	6,049	1,075,485,331.94	95.28
361 >=	1	251,126.96	0.02
Total:	**6,842**	**$1,128,712,314.32**	**100.00%**

Minimum: 60.0
Maximum: 361.0
Weighted Average: 351.9

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	261	$16,050,648.63	1.42%
171 - 180	373	23,830,987.51	2.11
181 - 240	143	11,465,345.48	1.02
241 - 300	17	1,818,996.84	0.16
301 - 360	6,048	1,075,546,335.86	95.29
Total:	**6,842**	**$1,128,712,314.32**	**100.00%**

Minimum: 40.0
Maximum: 359.0
Weighted Average: 348.5

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	4	$92,175.17	0.01%
10.001 - 20.000	11	599,068.26	0.05
20.001 - 30.000	21	1,412,156.28	0.13
30.001 - 40.000	59	5,221,338.68	0.46
40.001 - 50.000	92	10,660,998.71	0.94
50.001 - 60.000	188	27,613,747.70	2.45
60.001 - 70.000	574	89,762,411.10	7.95
70.001 - 80.000	2,806	504,107,986.31	44.66
80.001 - 90.000	2,108	357,548,201.35	31.68
90.001 - 100.000	979	131,694,230.76	11.67
Total:	**6,842**	**$1,128,712,314.32**	**100.00%**

Minimum: 5.020%
Maximum: 100.000%
Non-Zero WA: 81.154%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$24,800.00	0.00%
451 - 500	10	1,157,067.48	0.10
501 - 550	984	145,411,375.74	12.88
551 - 600	1,602	246,414,713.60	21.83
601 - 650	1,887	309,548,713.79	27.42
651 - 700	1,437	255,886,677.55	22.67
701 - 750	709	130,008,308.23	11.52
751 - 800	201	38,571,979.92	3.42
801 >=	11	1,688,678.01	0.15
Total:	**6,842**	**$1,128,712,314.32**	**100.00%**

Non-Zero Minimum: 500
Maximum: 814
Non-Zero WA: 629

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	3,240	$511,800,294.35	45.34%
Purchase	2,668	446,844,635.53	39.59
Rate/Term Refinance	676	123,129,844.76	10.91
Debt Consolidation	204	42,391,609.78	3.76
Home Improvement	54	4,545,929.90	0.40
Total:	**6,842**	**$1,128,712,314.32**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	5,049	$802,186,708.18	71.07%
PUD	646	138,386,738.26	12.26
2-4Family	584	101,219,018.62	8.97
Condo	510	82,383,911.45	7.30
Manufactured Housing	47	3,934,672.81	0.35
Modular	2	280,000.00	0.02
Row House	2	160,715.00	0.01
Town House	2	160,550.00	0.01
Total:	**6,842**	**$1,128,712,314.32**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,664	$372,482,652.25	33.00%
CA-N	691	169,438,200.17	15.01
IL	404	65,214,407.33	5.78
FL	455	59,260,882.17	5.25
TX	455	44,192,395.92	3.92
HI	152	33,900,891.24	3.00
NY	162	30,384,426.32	2.69
CO	170	29,459,632.35	2.61
NJ	142	26,444,257.52	2.34
WA	173	25,412,739.43	2.25
AZ	165	21,223,079.21	1.88
MI	196	20,991,523.08	1.86
OH	240	20,674,013.53	1.83
MD	140	20,573,864.57	1.82
NV	137	19,985,586.73	1.77
PA	172	16,193,657.01	1.43
MA	100	15,710,497.71	1.39
OR	89	12,591,307.80	1.12
UT	79	11,316,474.47	1.00
MN	69	10,835,725.46	0.96
CT	79	10,589,525.61	0.94
MO	133	9,985,680.27	0.88
NC	80	9,152,793.72	0.81
VA	64	8,969,763.34	0.79
IN	81	6,814,780.87	0.60
WI	54	6,146,339.23	0.54
GA	20	5,661,386.21	0.50
TN	45	4,679,161.44	0.41
OK	48	3,645,248.47	0.32
KY	44	3,509,247.70	0.31
Other	339	33,272,173.19	2.95
Total:	**6,842**	**$1,128,712,314.32**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,270	$194,218,211.52	17.21%
1% of UPB	53	5,882,265.59	0.52
1% of Orig. Bal.	48	3,778,779.55	0.33
1% of UPB	182	23,983,627.60	2.12
2 Mos. Int. on UPB	18	3,027,379.62	0.27
2% of UPB	116	12,339,544.26	1.09
3 Mos. Int. on UPB	26	5,394,658.08	0.48
3% 2% 1% of UPB	18	3,884,829.95	0.34
3% of UPB	16	1,036,993.39	0.09
5% 3% of UPB	5	616,403.21	0.05
5% 4% 3% 2% 1% of UPB	9	524,520.69	0.05
5% 4% 3% of UPB	27	2,833,007.57	0.25
5% 4% of UPB	9	1,301,350.64	0.12
5% of UPB	8	736,114.96	0.07
6 Mos. Int. Amt. Prepaid	1,305	248,473,061.19	22.01
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	1,486	301,388,602.66	26.70
6 Mos. Int. on 80% of UPB	2,244	319,128,911.10	28.27
6 Mos. Int. on UPB	2	164,052.74	0.01
Total:	**6,842**	**$1,128,712,314.32**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,699	$731,470,917.97	64.81%
Stated	1,805	331,974,262.16	29.41
Limited	148	30,475,944.72	2.70
No Documentation	169	29,683,212.68	2.63
No Ratio	21	5,107,976.79	0.45
Total:	**6,842**	**$1,128,712,314.32**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	13	$2,290,923.30	0.26%
3.001 - 3.500	67	20,662,313.78	2.36
3.501 - 4.000	187	48,054,649.60	5.49
4.001 - 4.500	228	52,317,851.82	5.98
4.501 - 5.000	272	51,205,358.45	5.85
5.001 - 5.500	570	112,715,061.32	12.88
5.501 - 6.000	1,294	227,057,797.66	25.94
6.001 - 6.500	873	157,816,567.88	18.03
6.501 - 7.000	720	121,335,244.19	13.86
7.001 - 7.500	319	55,932,818.54	6.39
7.501 - 8.000	95	13,157,781.03	1.50
8.001 - 8.500	44	5,872,734.40	0.67
8.501 - 9.000	17	2,708,449.72	0.31
9.001 - 9.500	10	1,193,357.04	0.14
9.501 - 10.000	11	1,405,051.89	0.16
10.001 >=	15	1,466,226.73	0.17
Total:	**4,735**	**$875,192,187.35**	**100.00%**

Minimum: 2.500%
Maximum: 11.500%
Weighted Average: 5.857%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.500	1	$134,566.64	0.02%
2.000	1,543	281,826,668.36	32.20
3.000	3,191	593,230,952.35	67.78
Total:	**4,735**	**$875,192,187.35**	**100.00%**

Minimum: 1.500%
Maximum: 3.000%
Weighted Average: 2.678%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	4,649	$863,326,601.00	98.64%
1.500	84	11,793,455.90	1.35
2.000	1	27,873.40	0.00
3.000	1	44,257.05	0.01
Total:	**4,735**	**$875,192,187.35**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.007%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$74,915.96	0.01%
10.501 - 11.000	4	1,607,164.08	0.18
11.001 - 11.500	53	12,825,342.62	1.47
11.501 - 12.000	138	34,244,480.33	3.91
12.001 - 12.500	288	72,904,664.89	8.33
12.501 - 13.000	450	108,628,039.31	12.41
13.001 - 13.500	526	112,505,527.75	12.85
13.501 - 14.000	741	145,466,523.28	16.62
14.001 - 14.500	627	112,196,831.77	12.82
14.501 - 15.000	626	103,619,549.90	11.84
15.001 - 15.500	386	57,258,147.62	6.54
15.501 - 16.000	350	51,218,759.24	5.85
16.001 - 16.500	180	23,160,493.37	2.65
16.501 - 17.000	166	19,655,435.54	2.25
17.001 - 17.500	74	8,197,103.50	0.94
17.501 - 18.000	70	6,617,131.23	0.76
18.001 - 18.500	34	3,293,903.03	0.38
18.501 - 19.000	17	1,427,823.93	0.16
19.001 - 19.500	2	191,950.00	0.02
19.501 >=	2	98,400.00	0.01
Total:	**4,735**	**$875,192,187.35**	**100.00%**

Minimum: 10.375%
Maximum: 20.100%
Weighted Average: 14.017%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	159	$34,646,471.43	3.96%
5.501 - 6.000	122	30,853,152.16	3.53
6.001 - 6.500	367	89,830,945.90	10.26
6.501 - 7.000	630	147,755,306.58	16.88
7.001 - 7.500	688	143,242,509.22	16.37
7.501 - 8.000	820	156,680,893.21	17.90
8.001 - 8.500	557	92,198,005.77	10.53
8.501 - 9.000	552	84,508,615.69	9.66
9.001 - 9.500	302	39,368,626.67	4.50
9.501 - 10.000	241	27,691,516.62	3.16
10.001 - 10.500	109	10,810,619.03	1.24
10.501 - 11.000	98	9,824,240.75	1.12
11.001 - 11.500	47	4,533,329.28	0.52
11.501 - 12.000	34	2,621,776.04	0.30
12.001 - 12.500	5	354,326.09	0.04
12.501 - 13.000	2	125,500.00	0.01
13.001 - 13.500	2	146,352.91	0.02
Total:	**4,735**	**$875,192,187.35**	**100.00%**

Minimum: 1.000%
Maximum: 13.390%
Weighted Average: 7.608%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2000-01	1	$219,844.72	0.03%
2003-03	1	162,249.64	0.02
2003-04	3	241,475.02	0.03
2003-05	1	93,552.91	0.01
2003-07	1	204,250.00	0.02
2003-08	1	317,011.10	0.04
2003-09	1	27,873.40	0.00
2003-12	3	366,047.24	0.04
2004-02	1	134,566.64	0.02
2004-05	1	24,909.87	0.00
2004-06	2	230,487.85	0.03
2004-07	1	3,120.02	0.00
2004-08	4	865,556.40	0.10
2004-09	2	350,282.96	0.04
2004-10	29	7,325,418.48	0.84
2004-11	22	3,089,500.33	0.35
2004-12	182	31,602,418.33	3.61
2005-01	2,025	397,420,309.51	45.41
2005-02	1,745	305,328,264.18	34.89
2005-03	16	3,726,361.68	0.43
2005-04	2	315,065.90	0.04
2005-05	1	84,753.38	0.01
2005-08	3	386,206.51	0.04
2005-09	3	519,880.06	0.06
2005-10	7	1,400,069.99	0.16
2005-11	6	749,841.98	0.09
2005-12	36	5,973,009.24	0.68
2006-01	175	32,338,927.93	3.70
2006-02	387	60,853,335.44	6.95
2007-10	1	854,250.00	0.10
2007-12	1	145,252.27	0.02
2008-01	66	19,143,144.37	2.19
2008-02	5	694,950.00	0.08
Total:	**4,735**	**$875,192,187.35**	**100.00%**

SAIL 2003-BC2 Collateral Summary –Group 2 [1]

Total Number of Loans	4,224	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$696,546,908	Yes	25.7%
Average Loan Principal Balance	$164,902	No	74.3%
Fixed Rate	27.0%		
Adjustable Rate	73.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	80.7%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.3%	Yes	63.5%
Weighted Average Margin	6.1%	No	36.5%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.2%	None	19.3%
Weighted Average Floor	7.7%	0.001-1.000	4.1%
Weighted Average Original Term (mo.)	348.4	1.001-2.000	55.0%
Weighted Average Remaining Term (mo.)	344.5	2.001-3.000	19.5%
Weighted Average Loan Age (mo.)	3.9	3.001-4.000	0.0%
Weighted Average Combined LTV	80.6%	4.001-5.000	2.1%
Non-Zero Weighted Average FICO	629		
Non-Zero Weighted Average DTI	40.1%	**Geographic Distribution**	
Percentage with DA Dividend	0.5%	(Other states account individually for less than	
Percentage with 5 year IO Term	5.9%	3% of the Cut-off Date principal balance)	
Percentage in Rate Reduction Program	9.8%	CA	45.8%
		FL	6.2%
Lien Position		IL	4.5%
First	97.5%	TX	4.4%
Second	2.5%	HI	3.0%
Product Type		**Occupancy Status**	
2/28 ARM (LIBOR)	62.7%	Primary Home	89.7%
Fixed Rate	25.5%	Investment	9.8%
3/27 ARM (LIBOR)	8.8%	Second Home	0.5%
5/25 ARM (LIBOR)	1.6%		
Other	1.5%		

[1] As of the Statistical Calculation Date

Collateral Characteristics - Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	615	$20,942,390.10	3.01%
50,000.01 - 100,000.00	1,126	83,215,967.40	11.95
100,000.01 - 150,000.00	769	95,481,235.83	13.71
150,000.01 - 200,000.00	533	92,317,265.18	13.25
200,000.01 - 250,000.00	295	65,802,745.83	9.45
250,000.01 - 300,000.00	220	59,965,219.98	8.61
300,000.01 - 350,000.00	193	63,251,661.88	9.08
350,000.01 - 400,000.00	191	71,391,178.28	10.25
400,000.01 - 450,000.00	100	42,515,625.32	6.10
450,000.01 - 500,000.00	65	31,001,317.58	4.45
500,000.01 - 550,000.00	44	23,174,059.73	3.33
550,000.01 - 600,000.00	28	16,271,553.72	2.34
600,000.01 - 650,000.00	24	15,125,052.75	2.17
650,000.01 - 700,000.00	8	5,471,587.56	0.79
700,000.01 - 750,000.00	6	4,423,000.00	0.63
750,000.01 - 800,000.00	2	1,549,424.09	0.22
850,000.01 - 900,000.00	1	854,250.00	0.12
900,000.01 - 950,000.00	2	1,818,372.90	0.26
950,000.01 - 1,000,000.00	2	1,975,000.00	0.28
Total:	**4,224**	**$696,546,908.13**	**100.00%**

Minimum: $9.43
Maximum: $1,000,000.00
Weighted Average: $164,902.20

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	11	$3,310,882.06	0.48%
5.501 - 6.000	51	17,478,386.20	2.51
6.001 - 6.500	160	54,408,894.00	7.81
6.501 - 7.000	340	99,726,460.87	14.32
7.001 - 7.500	380	91,921,361.07	13.20
7.501 - 8.000	525	110,411,633.56	15.85
8.001 - 8.500	416	72,169,549.55	10.36
8.501 - 9.000	487	72,096,507.03	10.35
9.001 - 9.500	350	44,126,205.90	6.33
9.501 - 10.000	305	36,178,549.73	5.19
10.001 - 10.500	230	22,960,217.50	3.30
10.501 - 11.000	328	29,226,594.79	4.20
11.001 - 11.500	146	12,101,875.46	1.74
11.501 - 12.000	193	13,353,741.98	1.92
12.001 - 12.500	81	5,313,651.97	0.76
12.501 - 13.000	90	5,121,318.60	0.74
13.001 - 13.500	37	2,631,055.11	0.38
13.501 - 14.000	53	1,955,534.16	0.28
14.001 - 14.250	11	466,129.21	0.07
14.251 >=	30	1,588,359.38	0.23
Total:	**4,224**	**$696,546,908.13**	**100.00%**

Minimum: 4.625%
Maximum: 16.820%
Weighted Average: 8.268%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	134	6,874,769.17	0.99
171 - 180	449	27,659,177.53	3.97
181 - 240	139	10,704,244.28	1.54
241 - 300	16	1,656,747.20	0.24
301 - 360	3,485	649,400,842.99	93.23
361 >=	1	251,126.96	0.04
Total:	**4,224**	**$696,546,908.13**	**100.00%**

Minimum: 60.0
Maximu m: 361.0
Weighted Average: 348.4

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	261	$16,050,648.63	2.30%
171 - 180	325	18,614,252.55	2.67
181 - 240	137	10,601,163.20	1.52
241 - 300	17	1,818,996.84	0.26
301 - 360	3,484	649,461,846.91	93.24
Total:	**4,224**	**$696,546,908.13**	**100.00%**

Minimum: 40.0
Maximum: 359.0
Weighted Average: 344.5

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	4	$92,175.17	0.01%
10.001 - 20.000	8	425,568.26	0.06
20.001 - 30.000	17	1,145,196.09	0.16
30.001 - 40.000	42	3,273,065.06	0.47
40.001 - 50.000	66	7,553,530.82	1.08
50.001 - 60.000	137	19,602,220.46	2.81
60.001 - 70.000	379	61,326,686.17	8.80
70.001 - 80.000	1,641	306,750,805.80	44.04
80.001 - 90.000	1,282	220,994,325.17	31.73
90.001 - 100.000	648	75,383,335.13	10.82
Total:	**4,224**	**$696,546,908.13**	**100.00%**

Minimum: 5.020%
Maximum: 100.000%
Non-Zero WA: 80.620%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	24,800.00	0.00
451 - 500	10	1,157,067.48	0.17
501 - 550	653	96,666,461.52	13.88
551 - 600	903	139,719,927.79	20.06
601 - 650	1,187	191,192,008.29	27.45
651 - 700	923	165,120,665.29	23.71
701 - 750	415	76,969,066.55	11.05
751 - 800	125	24,594,945.25	3.53
801 >=	7	1,101,965.96	0.16
Total:	**4,224**	**$696,546,908.13**	**100.00%**

Non-Zero Minimum: 500
Maximum: 814
Non-Zero WA: 629

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,064	$319,665,662.26	45.89%
Purchase	1,573	263,455,197.76	37.82
Rate/Term Refinance	329	66,488,508.43	9.55
Debt Consolidation	204	42,391,609.78	6.09
Home Improvement	54	4,545,929.90	0.65
Total:	**4,224**	**$696,546,908.13**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	3,188	$505,702,776.35	72.60%
PUD	378	88,903,442.37	12.76
2-4Family	375	59,058,671.09	8.48
Condo	245	39,783,049.46	5.71
Manufactured Housing	37	2,978,968.86	0.43
Row House	1	120,000.00	0.02
Total:	4,224	$696,546,908.13	100.00%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	792	$197,757,217.08	28.39%
CA-N	467	121,048,346.68	17.38
FL	323	43,359,563.25	6.22
IL	169	31,337,486.50	4.50
TX	328	30,433,380.71	4.37
HI	97	21,205,460.06	3.04
NJ	101	19,462,317.21	2.79
NY	100	17,490,163.59	2.51
AZ	129	16,641,236.75	2.39
OH	192	15,863,849.67	2.28
WA	110	15,844,056.66	2.27
CO	87	15,755,889.25	2.26
MD	103	14,547,411.46	2.09
PA	147	13,983,470.50	2.01
MI	126	12,812,334.84	1.84
NV	89	12,222,035.20	1.75
MA	74	11,131,688.65	1.60
OR	58	7,859,202.86	1.13
CT	54	7,243,477.11	1.04
VA	54	7,189,365.91	1.03
NC	51	6,101,884.25	0.88
GA	20	5,661,386.21	0.81
MO	84	5,609,185.36	0.81
MN	34	5,122,985.22	0.74
UT	35	5,050,466.78	0.73
IN	56	4,647,261.69	0.67
WI	30	3,229,749.00	0.46
OK	37	2,601,254.24	0.37
TN	26	2,547,072.29	0.37
DC	13	2,267,771.75	0.33
Other	238	20,519,937.40	2.95
Total:	**4,224**	**$696,546,908.13**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	926	$142,678,978.05	20.48%
1% of UPB	33	3,462,717.68	0.50
1% of Orig. Bal.	39	3,072,336.49	0.44
1% of UPB	69	10,006,372.74	1.44
2 Mos. Int. on UPB	10	1,848,308.27	0.27
2% of UPB	103	10,842,151.56	1.56
3 Mos. Int. on UPB	17	3,688,693.28	0.53
3% 2% 1% of UPB	14	3,147,097.86	0.45
3% of UPB	16	1,036,993.39	0.15
5% 3% of UPB	5	616,403.21	0.09
5% 4% 3% 2% 1% of UPB	8	469,270.69	0.07
5% 4% 3% of UPB	27	2,833,007.57	0.41
5% 4% of UPB	9	1,301,350.64	0.19
5% of UPB	7	681,214.96	0.10
6 Mos. Int. Amt. Prepaid	558	114,124,922.96	16.38
6 Mos. Int. Amt. Prepaid, >20% ORIGBAL	784	179,706,839.72	25.80
6 Mos. Int. on 80% of UPB	1,597	216,866,196.32	31.13
6 Mos. Int. on UPB	2	164,052.74	0.02
Total:	**4,224**	**$696,546,908.13**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,830	$428,904,644.25	61.58%
Stated	1,192	224,634,977.79	32.25
Limited	95	20,375,968.01	2.93
No Documentation	86	17,523,341.29	2.52
No Ratio	21	5,107,976.79	0.73
Total:	**4,224**	**$696,546,908.13**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	11	$1,813,166.29	0.36%
3.001 - 3.500	25	11,171,354.03	2.20
3.501 - 4.000	57	23,160,524.42	4.55
4.001 - 4.500	71	23,614,569.57	4.64
4.501 - 5.000	102	24,578,431.22	4.83
5.001 - 5.500	90	28,919,389.03	5.69
5.501 - 6.000	669	133,137,554.18	26.18
6.001 - 6.500	583	109,872,157.10	21.60
6.501 - 7.000	435	70,625,202.53	13.89
7.001 - 7.500	319	55,932,818.54	11.00
7.501 - 8.000	95	13,157,781.03	2.59
8.001 - 8.500	44	5,872,734.40	1.15
8.501 - 9.000	17	2,708,449.72	0.53
9.001 - 9.500	10	1,193,357.04	0.23
9.501 - 10.000	11	1,405,051.89	0.28
10.001 >=	15	1,466,226.73	0.29
Total:	**2,554**	**$508,628,767.72**	**100.00%**

Minimum: 2.500%
Maximum: 11.500%
Weighted Average: 6.098%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.500	1	$134,566.64	0.03%
2.000	765	145,160,028.73	28.54
3.000	1,788	363,334,172.35	71.43
Total:	**2,554**	**$508,628,767.72**	**100.00%**

Minimum: 1.500%
Maximum: 3.000%
Weighted Average: 2.714%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2,468	$496,763,181.37	97.67%
1.500	84	11,793,455.90	2.32
2.000	1	27,873.40	0.01
3.000	1	44,257.05	0.01
Total:	**2,554**	**$508,628,767.72**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.012%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$74,915.96	0.01%
10.501 - 11.000	4	1,607,164.08	0.32
11.001 - 11.500	29	8,127,385.99	1.60
11.501 - 12.000	68	19,696,947.65	3.87
12.001 - 12.500	110	37,718,256.88	7.42
12.501 - 13.000	191	59,559,240.90	11.71
13.001 - 13.500	231	60,112,116.93	11.82
13.501 - 14.000	345	80,131,572.27	15.75
14.001 - 14.500	285	57,379,673.15	11.28
14.501 - 15.000	319	55,943,066.15	11.00
15.001 - 15.500	261	38,770,670.16	7.62
15.501 - 16.000	260	37,973,211.40	7.47
16.001 - 16.500	140	17,780,218.42	3.50
16.501 - 17.000	144	17,435,403.47	3.43
17.001 - 17.500	56	6,058,843.57	1.19
17.501 - 18.000	60	5,713,938.63	1.12
18.001 - 18.500	31	2,926,803.03	0.58
18.501 - 19.000	15	1,328,989.08	0.26
19.001 - 19.500	2	191,950.00	0.04
19.501 >=	2	98,400.00	0.02
Total:	**2,554**	**$508,628,767.72**	**100.00%**

Minimum: 10.375%
Maximum: 20.100%
Weighted Average: 14.167%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	135	$29,948,514.80	5.89%
5.501 - 6.000	52	16,305,619.48	3.21
6.001 - 6.500	127	41,909,470.07	8.24
6.501 - 7.000	229	70,522,521.86	13.87
7.001 - 7.500	300	74,521,115.56	14.65
7.501 - 8.000	399	89,321,473.15	17.56
8.001 - 8.500	285	52,694,639.32	10.36
8.501 - 9.000	337	55,088,905.63	10.83
9.001 - 9.500	223	29,296,587.83	5.76
9.501 - 10.000	206	24,383,718.38	4.79
10.001 - 10.500	90	8,625,904.02	1.70
10.501 - 11.000	86	8,694,948.15	1.71
11.001 - 11.500	44	4,166,229.28	0.82
11.501 - 12.000	32	2,522,941.19	0.50
12.001 - 12.500	5	354,326.09	0.07
12.501 - 13.000	2	125,500.00	0.02
13.001 - 13.500	2	146,352.91	0.03
Total:	**2,554**	**$508,628,767.72**	**100.00%**

Minimum: 1.000%
Maximum: 13.390%
Weighted Average: 7.732%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2000-01	1	$219,844.72	0.04%
2003-03	1	162,249.64	0.03
2003-04	3	241,475.02	0.05
2003-05	1	93,552.91	0.02
2003-08	1	317,011.10	0.06
2003-09	1	27,873.40	0.01
2003-12	3	366,047.24	0.07
2004-02	1	134,566.64	0.03
2004-05	1	24,909.87	0.00
2004-06	2	230,487.85	0.05
2004-07	1	3,120.02	0.00
2004-08	4	865,556.40	0.17
2004-09	2	350,282.96	0.07
2004-10	16	5,307,556.08	1.04
2004-11	11	1,597,408.92	0.31
2004-12	41	9,865,059.55	1.94
2005-01	940	214,922,540.40	42.26
2005-02	1,107	199,651,723.35	39.25
2005-03	12	2,586,911.68	0.51
2005-04	2	315,065.90	0.06
2005-05	1	84,753.38	0.02
2005-08	3	386,206.51	0.08
2005-09	2	367,096.74	0.07
2005-10	4	841,586.49	0.17
2005-11	4	419,110.14	0.08
2005-12	12	2,086,372.20	0.41
2006-01	95	17,677,541.32	3.48
2006-02	254	38,419,983.44	7.55
2007-10	1	854,250.00	0.17
2008-01	22	9,513,673.85	1.87
2008-02	5	694,950.00	0.14
Total:	**2,554**	**$508,628,767.72**	**100.00%**

$1,105,765,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC3
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's/)(4)
1-A1 (5)	$319,834,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
1-A2 (5)	$250,971,000	(6)	4.73	27-89	10.85%	(6)	4/25/2033	AAA/AAA/NR
2-A1 (7)	$232,201,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
2-A2 (7)	$189,733,000	(8)	4.76	27-89	10.85%	(8)	4/25/2033	AAA/AAA/NR
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	10/25/2004	AAA/AAA/NR
M1	$58,462,000	1M Libor	4.93	38-89	5.60%	TBD	4/25/2033	AA/AA/NR
M2	$26,169,000	1M Libor	4.90	37-89	3.25%	TBD	4/25/2033	A/A/NR
M3	$5,011,000	1M Libor	4.78	37-85	2.80%	TBD	4/25/2033	A-/A-/NR
M4	$9,465,000	1M Libor	4.58	37-80	1.95%	TBD	4/25/2033	BBB+/BBB+/NR
M5	$6,681,000	1M Libor	4.17	37-66	1.35%	TBD	4/25/2033	BBB/BBB/Baa2
B	$7,238,000	1M Libor	3.39	37-52	0.70%	TBD	4/25/2033	BBB-/BBB-/Baa3

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's/)(4)
1-A1 (5)	$319,834,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
1-A2 (5)	$250,971,000	(6)	5.23	27-181	10.85%	(6)	4/25/2033	AAA/AAA/NR
2-A1 (7)	$232,201,000	1M Libor	1.00	1-27	10.85%	TBD	4/25/2033	AAA/AAA/NR
2-A2 (7)	$189,733,000	(8)	5.29	27-184	10.85%	(8)	4/25/2033	AAA/AAA/NR
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	10/25/2004	AAA/AAA/NR
M1	$58,462,000	1M Libor	5.26	38-130	5.60%	TBD	4/25/2033	AA/AA/NR
M2	$26,169,000	1M Libor	5.01	37-106	3.25%	TBD	4/25/2033	A/A/NR
M3	$5,011,000	1M Libor	4.78	37-85	2.80%	TBD	4/25/2033	A-/A-/NR
M4	$9,465,000	1M Libor	4.58	37-80	1.95%	TBD	4/25/2033	BBB+/BBB+/NR
M5	$6,681,000	1M Libor	4.17	37-66	1.35%	TBD	4/25/2033	BBB/BBB/Baa2
B	$7,238,000	1M Libor	3.39	37-52	0.70%	TBD	4/25/2033	BBB-/BBB-/Baa3

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.70%.

(4) All Classes of Certificates will be rated by S&P and Fitch. The Class M5 and B will also be rated by Moody's.

(5) Class 1-A1 and Class 1-A2 are the Senior Certificates of Group 1.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A1 and Class 2-A2 are the Senior Certificates of Group 2.

(8) Class 2-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class 1-A1 and the Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will paid to the Class 2-A1 and the Class 2-A2 Certificates, sequentially and in that order, until the Targeted Overcollateralization Amount has been reached. Once the Senior Certificates of one group have been retired, all principal from that Group will be allocated to the Senior Certificates of the other group. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B Certificates until the Targeted Overcollateralization Amount has been reached..

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated concurrently to the Class 1-A1 and Class 1-A2 Certificates from Group 1, to be paid sequentially and in that order, and then to Class 2-A1 and Class 2-A2 Certificates from Group 2, to be paid sequentially and in that order, to the Targeted Senior Enhancement Percentage. Once the Senior Certificates of either group have been retired, all principal from that Group will be allocated to the Senior Certificates of the other group, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.70% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes 1-A1, 2-A1, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rates for Classes 1-A2 and 2-A2 for the first 24 Distribution Dates will be equal to the lesser of (i) [ ]% and [ ]%, respectively, and (ii) their Net Funds Cap (as defined herein), calculated on a 30/360 basis. The Interest Rates for Classes 1-A2 and 2-A2 for all Distribution Dates on or after the 25th Distribution Date will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the Class 1-A2 and Class 2-A2 will be calculated on a 30/360 basis for the first 24 Distribution Dates and on an actual/360 basis thereafter. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the 1-A2 Certificates, the Class 2-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on April 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A1, Class 1-A2 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A1, Class 2-A2 and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	Total Notional Amount
1-6	211,290,750	156,184,250	367,475,000
7-12	172,874,041	127,786,959	300,661,000
13-18	115,249,552	85,191,448	200,441,000

On and after the 19th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 57% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 43% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.30%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	656,046,581.20
3	645,615,952.49
4	633,720,190.65
5	620,487,087.17
6	605,953,272.91
7	590,148,734.45
8	573,109,073.58
9	554,881,204.53
10	535,222,344.04
11	515,721,566.36
12	496,605,275.27

Month	Approximate Notional Balance ($)
13	477,865,887.97
14	459,496,167.58
15	441,488,820.14
16	423,823,947.39
17	404,581,283.85
18	385,777,528.50
19	367,402,250.49
20	349,416,684.14
21	329,120,087.18
22	309,136,400.86
23	263,793,317.55
24	220,366,501.10

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The "Class 1-A1 and Class 1-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Class 2-A1 and Class 2-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Class 1-A1 and Class 1-A2 Net Funds Cap and the Class 2-A1 and Class 2-A2 Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (29.30%), First Franklin (21.39%), Finance America (12.97%), Fieldstone (12.04%), Peoples Choice Home Loan (11.11%) and Household Finance (5.63%) and as of the cut-off date were serviced by Fairbanks (61.23%), JPMorgan Chase (20.84%), and Ocwen (13.78%). Aurora Loan Services will act as master servicer.

JPMorgan Chase, Ocwen and Fairbanks currently have S&P's highest possible ranking, "Strong" in both their subprime and special servicing categories. On March 19, 2003, S&P announced that it had placed these rankings for Fairbanks on "credit watch" with negative implications. S&P cited increased regulatory scrutiny of Fairbanks servicing practices as the basis for its action, including a request for an investigation by the U.S. Department of Housing and Urban Development ("HUD") made by Senator Barbara Mikulski of Maryland.

Mortgage Insurance

Approximately 66.5% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") and Radian. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A1 and 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.70% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date, or if Cumulative Losses exceed certain levels set by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>1-A1
AAA/AAA/NR
Libor Floater
(Group 1)</td><td>2-A1
AAA/AAA/NR
Libor Floater
(Group 2)</td><td rowspan="2">A-IO
AAA/AAA/NR
6.00% Interest
Rate</td></tr>
<tr><td>1-A2
AAA/AAA/NR
Fixed-Floating
(Group 1)</td><td>2-A2
AAA/AAA/NR
Fixed-Floating
(Group 2)</td></tr>
<tr><td colspan="3">M1
AA/AA/NR
Libor Floater</td></tr>
<tr><td colspan="3">M2
A/A/NR
Libor Floater</td></tr>
<tr><td colspan="3">M3
A-/A-/NR
Libor Floater</td></tr>
<tr><td colspan="3">M4
BBB+/BBB+/NR
Libor Floater</td></tr>
<tr><td colspan="3">M5
BBB/BBB/Baa2
Libor Floater</td></tr>
<tr><td colspan="3">B
BBB-/BBB-/Baa3
Libor Floater</td></tr>
</table>

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A1 and 2-A2.

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust, Series 2003-BC3
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: May 26, 2003
Cut-Off Date:	April 1, 2003
Expected Pricing Date:	April [ ], 2003
Closing Date:	April 30, 2003
Settlement Date:	April 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	April 25, 2003
Day Count:	Actual/360 on the Libor Certificates and, on or after the 25th Distribution Date, Class 1-A2 and Class 2-A2 30/360 on Class A-IO and, for the first 24 Distribution Dates, Class 1-A2 and Class 2-A2
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Trustee Fee:	0.005% of the Pool principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A1 and 2-A2. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.07	1.37	1.00	0.78	0.63
Window (mos)	1-56	1-37	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	5/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 1-A2					
Avg. Life (yrs)	9.58	6.48	4.73	3.59	2.75
Window (mos)	56-173	37-120	27-89	21-70	17-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class 2-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	10/25/2007	4/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 2-A2					
Avg. Life (yrs)	9.41	6.46	4.76	3.64	2.80
Window (mos)	54-173	36-120	27-89	21-70	17-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class M1					
Avg. Life (yrs)	9.56	6.51	4.93	4.18	3.88
Window (mos)	56-173	37-120	38-89	39-70	41-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class M2					
Avg. Life (yrs)	9.55	6.50	4.90	4.09	3.67
Window (mos)	56-173	37-120	37-89	38-70	39-56
Expected Final Mat.	9/25/2017	4/25/2013	9/25/2010	2/25/2009	12/25/2007
Class M3					
Avg. Life (yrs)	9.37	6.36	4.78	3.97	3.54
Window (mos)	56-168	37-115	37-85	38-66	38-53
Expected Final Mat.	4/25/2017	11/25/2012	5/25/2010	10/25/2008	9/25/2007
Class M4					
Avg. Life (yrs)	8.99	6.08	4.58	3.80	3.38
Window (mos)	56-157	37-108	37-80	37-62	38-50
Expected Final Mat.	5/25/2016	4/25/2012	12/25/2009	6/25/2008	6/25/2007
Class M5					
Avg. Life (yrs)	8.21	5:53	4.17	3.45	3.14
Window (mos)	56-132	37-90	37-66	37-51	37-41
Expected Final Mat.	4/25/2014	10/25/2010	10/25/2008	7/25/2007	9/25/2006
Class B					
Avg. Life (yrs)	6.48	4.34	3.39	3.09	3.07
Window (mos)	56-105	37-71	37-52	37-41	37-37
Expected Final Mat.	1/25/2012	3/25/2009	8/25/2007	9/25/2006	5/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.35	0.87	0.62
Window (mos)	1-36	1-23	1-17
Expected Final Mat.	4/25/2006	3/25/2005	9/25/2004
Class 1-A2			
Avg. Life (yrs)	6.39	4.04	2.69
Window (mos)	36-117	23-76	17-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class 2-A1			
Avg. Life (yrs)	1.31	0.85	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	3/25/2006	3/25/2005	8/25/2004
Class 2-A2			
Avg. Life (yrs)	6.23	3.96	2.64
Window (mos)	35-117	23-76	16-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class M1			
Avg. Life (yrs)	6.36	4.40	3.86
Window (mos)	37-117	39-76	41-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class M2			
Avg. Life (yrs)	6.35	4.34	3.62
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	1/25/2013	8/25/2009	10/25/2007
Class M3			
Avg. Life (yrs)	6.22	4.24	3.51
Window (mos)	37-113	37-73	38-52
Expected Final Mat.	9/25/2012	5/25/2009	8/25/2007
Class M4			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-105	37-68	38-48
Expected Final Mat.	1/25/2012	12/25/2008	4/25/2007
Class M5			
Avg. Life (yrs)	5.41	3.68	3.13
Window (mos)	37-88	37-57	37-40
Expected Final Mat.	8/25/2010	1/25/2008	8/25/2006
Class B			
Avg. Life (yrs)	4.24	3.16	3.07
Window (mos)	37-69	37-45	37-37
Expected Final Mat.	1/25/2009	1/25/2007	5/25/2006

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.07	1.37	1.00	0.78	0.63
Window (mos)	1-56	1-37	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	5/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 1-A2					
Avg. Life (yrs)	10.46	7.14	5.23	3.97	3.05
Window (mos)	56-311	37-239	27-181	21-142	17-113
Expected Final Mat.	3/25/2029	3/25/2023	5/25/2018	2/25/2015	9/25/2012
Class 2-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	10/25/2007	4/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 2-A2					
Avg. Life (yrs)	10.18	7.12	5.29	4.06	3.16
Window (mos)	54-311	36-240	27-184	21-146	17-118
Expected Final Mat.	3/25/2029	4/25/2023	8/25/2018	6/25/2015	2/25/2013
Class M1					
Avg. Life (yrs)	10.13	6.94	5.26	4.43	4.09
Window (mos)	56-241	37-173	38-130	39-102	41-82
Expected Final Mat.	5/25/2023	9/25/2017	2/25/2014	10/25/2011	2/25/2010
Class M2					
Avg. Life (yrs)	9.75	6.64	5.01	4.16	3.73
Window (mos)	56-202	37-142	37-106	38-82	39-66
Expected Final Mat.	2/25/2020	2/25/2015	2/25/2012	2/25/2010	10/25/2008
Class M3					
Avg. Life (yrs)	9.37	6.36	4.78	3.97	3.54
Window (mos)	56-168	37-115	37-85	38-66	38-53
Expected Final Mat.	4/25/2017	11/25/2012	5/25/2010	10/25/2008	9/25/2007
Class M4					
Avg. Life (yrs)	8.99	6.08	4.58	3.80	3.38
Window (mos)	56-157	37-108	37-80	37-62	38-50
Expected Final Mat.	5/25/2016	4/25/2012	12/25/2009	6/25/2008	6/25/2007
Class M5					
Avg. Life (yrs)	8.21	5.53	4.17	3.45	3.14
Window (mos)	56-132	37-90	37-66	37-51	37-41
Expected Final Mat.	4/25/2014	10/25/2010	10/25/2008	7/25/2007	9/25/2006
Class B					
Avg. Life (yrs)	6.48	4.34	3.39	3.09	3.07
Window (mos)	56-105	37-71	37-52	37-41	37-37
Expected Final Mat.	1/25/2012	3/25/2009	8/25/2007	9/25/2006	5/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.35	0.87	0.62
Window (mos)	1-36	1-23	1-17
Expected Final Mat.	4/25/2006	3/25/2005	9/25/2004
Class 1-A2			
Avg. Life (yrs)	7.08	4.49	3.01
Window (mos)	36-236	23-159	17-114
Expected Final Mat.	12/25/2022	7/25/2016	10/25/2012
Class 2-A1			
Avg. Life (yrs)	1.31	0.85	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	3/25/2006	3/25/2005	8/25/2004
Class 2-A2			
Avg. Life (yrs)	6.83	4.38	2.95
Window (mos)	35-231	23-157	16-113
Expected Final Mat.	7/25/2022	5/25/2016	9/25/2012
Class M1			
Avg. Life (yrs)	6.79	4.69	4.06
Window (mos)	37-170	39-111	41-79
Expected Final Mat.	6/25/2017	7/25/2012	11/25/2009
Class M2			
Avg. Life (yrs)	6.50	4.43	3.69
Window (mos)	37-139	38-90	39-64
Expected Final Mat.	11/25/2014	10/25/2010	8/25/2008
Class M3			
Avg. Life (yrs)	6.22	4.24	3.51
Window (mos)	37-113	37-73	38-52
Expected Final Mat.	9/25/2012	5/25/2009	8/25/2007
Class M4			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-105	37-68	38-48
Expected Final Mat.	1/25/2012	12/25/2008	4/25/2007
Class M5			
Avg. Life (yrs)	5.41	3.68	3.13
Window (mos)	37-88	37-57	37-40
Expected Final Mat.	8/25/2010	1/25/2008	8/25/2006
Class B			
Avg. Life (yrs)	4.24	3.16	3.07
Window (mos)	37-69	37-45	37-37
Expected Final Mat.	1/25/2009	1/25/2007	5/25/2006

A-IO Sensitivity Analysis [1]	
Price [2]	Yield (%)
6.8141%	4.12
6.8241%	3.90
6.8341%	3.68
6.8441%	3.47
6.8541%	3.25
6.8641%	3.03
6.8741%	2.82
6.8841%	2.60
6.8941%	2.39
Mod. Dur.	0.665[3]

(1) Shown at 100% of the Prepayment Assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 6.8451% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.

Period	1-A1 & 1-A2 Funds Cap (%)	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)	Period	1-A1 & 1-A2 Funds Cap (%)	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	9.01371	9.05177	9.02989
2	N/A	N/A	N/A	32	9.31273	9.35206	9.32945
3	N/A	N/A	N/A	33	9.02648	9.11305	9.06328
4	N/A	N/A	N/A	34	9.94275	9.75438	9.86269
5	N/A	N/A	N/A	35	11.00580	10.79710	10.91710
6	N/A	N/A	N/A	36	9.93870	9.75006	9.85852
7	N/A	N/A	N/A	37	10.26789	10.00942	10.15803
8	N/A	N/A	N/A	38	9.93463	9.68441	9.82831
9	N/A	N/A	N/A	39	10.27969	10.06741	10.18953
10	N/A	N/A	N/A	40	10.71640	10.29941	10.53938
11	N/A	N/A	N/A	41	10.71391	10.29675	10.53684
12	N/A	N/A	N/A	42	11.06846	10.63723	10.88545
13	N/A	N/A	N/A	43	10.70892	10.29145	10.53178
14	N/A	N/A	N/A	44	11.06330	10.63178	10.88023
15	N/A	N/A	N/A	45	10.70393	10.28620	10.52673
16	N/A	N/A	N/A	46	11.33084	10.44145	10.95365
17	N/A	N/A	N/A	47	12.54167	11.55713	12.12423
18	N/A	N/A	N/A	48	11.32508	10.43596	10.94819
19	N/A	N/A	N/A	49	11.69960	10.71730	11.28332
20	N/A	N/A	N/A	50	11.31931	10.36901	10.91671
21	N/A	N/A	N/A	51	11.69364	10.71199	11.27789
22	N/A	N/A	N/A	52	11.41898	10.42648	10.99878
23	N/A	N/A	N/A	53	11.41602	10.42390	10.99612
24	N/A	N/A	N/A	54	11.79348	10.76871	11.35993
25	8.61460	8.77862	8.68431	55	11.41008	10.41879	10.99085
26	8.33569	8.49463	8.40324	56	11.78735	10.76346	11.35451
27	8.62861	8.83991	8.71842	57	11.40414	10.46920	11.00906
28	9.01785	9.05593	9.03404	58	11.55268	10.50567	11.11044
29	9.01647	9.05455	9.03266	59	12.34618	11.22748	11.87387
30	9.31560	9.35493	9.33231	60	11.54662	10.50060	11.10521

(1) Based on 6 month LIBOR of 20% for each period.

(2) Assumes prepayments occur at 100% of the pricing speed.

SAIL 2003-BC3 Collateral Summary –Aggregate

Total Number of Loans	6,727	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,113,560,827	Yes	27.9%
Average Loan Principal Balance	$165,536	No	72.1%
Fixed Rate	22.1%		
Adjustable Rate	77.9%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	84.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.9%	Yes	66.5%
Weighted Average Margin	5.8%	No	33.5%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	15.8%
Weighted Average Floor	7.6%	0.001-1.000	3.3%
Weighted Average Original Term (mo.)	352.3	1.001-2.000	56.7%
Weighted Average Remaining Term (mo.)	348.9	2.001-3.000	22.8%
Weighted Average Loan Age (mo.)	3.3	3.001-4.000	0.1%
Weighted Average Combined LTV	81.2%	4.001-5.000	1.3%
Non-Zero Weighted Average FICO	629		
Non-Zero Weighted Average DTI	40.8%	**Geographic Distribution**	
Percentage with DA Dividend	1.1%	(Other states account individually for less than	
Percentage with 5 year IO Term	10.4%	3% of the Cut-off Date principal balance)	
Percentage in Rate Reduction Program	5.6%	CA	48.3%
		IL	5.7%
Lien Position		FL	5.3%
First	98.5%	TX	3.9%
Second	1.5%	HI	3.0%
Product Type		**Occupancy Status**	
2/28 ARM (LIBOR)	66.9%	Primary Home	91.8%
Fixed Rate	21.2%	Investment	7.7%
3/27 ARM (LIBOR)	9.1%	Second Home	0.5%
5/25 ARM (LIBOR)	1.9%		
Other	1.0%		

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	684	$23,937,747.29	2.15%
50,000.01 - 100,000.00	1,588	118,440,269.75	10.64
100,000.01 - 150,000.00	1,372	171,026,513.87	15.36
150,000.01 - 200,000.00	1,092	189,882,395.61	17.05
200,000.01 - 250,000.00	732	163,856,173.50	14.71
250,000.01 - 300,000.00	491	134,066,275.93	12.04
300,000.01 - 350,000.00	271	87,738,828.55	7.88
350,000.01 - 400,000.00	211	78,835,142.68	7.08
400,000.01 - 450,000.00	102	43,331,480.98	3.89
450,000.01 - 500,000.00	67	31,915,930.84	2.87
500,000.01 - 550,000.00	44	23,128,857.74	2.08
550,000.01 - 600,000.00	28	16,240,747.32	1.46
600,000.01 - 650,000.00	24	15,093,552.00	1.36
650,000.01 - 700,000.00	8	5,461,804.08	0.49
700,000.01 - 750,000.00	6	4,418,358.02	0.40
750,000.01 - 800,000.00	2	1,546,110.44	0.14
850,000.01 - 900,000.00	1	854,250.00	0.08
900,000.01 - 950,000.00	2	1,814,249.86	0.16
950,000.01 - 1,000,000.00	2	1,972,138.32	0.18
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Minimum: $9,937.20
Maximum: $997,138.63
Weighted Average: $165,536.02

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	34	$7,976,768.79	0.72%
5.501 - 6.000	123	32,162,740.42	2.89
6.001 - 6.500	401	102,398,985.42	9.20
6.501 - 7.000	794	185,561,090.63	16.66
7.001 - 7.500	896	183,306,313.65	16.46
7.501 - 8.000	1,027	190,795,191.76	17.13
8.001 - 8.500	727	117,328,531.81	10.54
8.501 - 9.000	746	106,950,676.88	9.60
9.001 - 9.500	435	53,971,540.01	4.85
9.501 - 10.000	344	39,012,594.52	3.50
10.001 - 10.500	246	24,392,986.43	2.19
10.501 - 11.000	329	29,106,248.25	2.61
11.001 - 11.500	143	11,531,974.02	1.04
11.501 - 12.000	193	13,238,779.59	1.19
12.001 - 12.500	77	4,783,347.81	0.43
12.501 - 13.000	84	4,695,983.75	0.42
13.001 - 13.500	35	2,495,420.10	0.22
13.501 - 14.000	54	1,979,103.75	0.18
14.001 - 14.250	11	462,608.20	0.04
14.251 >=	28	1,409,940.99	0.13
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Minimum: 5.125%
Maximum: 16.820%
Weighted Average: 7.948%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	126	$6,448,800.62	0.58%
171 - 180	479	31,244,749.90	2.81
181 - 240	136	10,832,125.37	0.97
241 - 300	13	1,390,405.17	0.12
301 - 360	5,973	1,063,644,745.72	95.52
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 352.3

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	237	$14,239,469.30	1.28%
171 - 180	370	23,556,858.27	2.12
181 - 240	134	10,729,348.32	0.96
241 - 300	14	1,552,392.19	0.14
301 - 360	5,972	1,063,482,758.70	95.50
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Minimum: 40.0
Maximum: 359.0
Weighted Average: 348.9

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	4	$92,145.93	0.01%
10.001 - 20.000	10	562,403.69	0.05
20.001 - 30.000	21	1,409,823.19	0.13
30.001 - 40.000	57	5,124,596.72	0.46
40.001 - 50.000	89	10,494,811.88	0.94
50.001 - 60.000	184	27,226,320.98	2.44
60.001 - 70.000	553	87,502,888.43	7.86
70.001 - 80.000	2,776	499,633,309.27	44.87
80.001 - 90.000	2,068	351,682,744.30	31.58
90.001 - 100.000	965	129,831,782.39	11.66
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Minimum: 5.020%
Maximum: 100.000%
Non-Zero WA: 81.163%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$24,771.75	0.00%
451 - 500	10	1,155,859.63	0.10
501 - 550	971	143,763,155.80	12.91
551 - 600	1,566	241,934,122.01	21.73
601 - 650	1,857	304,785,743.63	27.37
651 - 700	1,420	253,978,144.88	22.81
701 - 750	693	127,870,509.96	11.48
751 - 800	198	38,361,674.43	3.44
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Non-Zero Minimum: 500
Maximum: 814
Non-Zero WA: 629

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	3,154	$501,709,510.68	45.05%
Purchase	2,642	442,058,682.05	39.70
Rate/Term Refinance	674	123,013,324.75	11.05
Debt Consolidation	204	42,295,667.30	3.80
Home Improvement	53	4,483,642.00	0.40
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	4,953	$790,023,250.50	70.95%
PUD	642	137,429,494.20	12.34
2-4 Family	578	100,274,859.85	9.00
Condo	504	81,513,677.44	7.32
Manufactured Housing	44	3,719,340.16	0.33
Modular	2	279,445.67	0.03
Row House	2	160,517.11	0.01
Town House	2	160,241.85	0.01
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,651	$369,970,369.21	33.22%
CA-N	681	167,740,116.49	15.06
IL	395	63,689,389.29	5.72
FL	453	58,809,334.08	5.28
TX	440	42,945,957.16	3.86
HI	150	33,673,862.50	3.02
NY	159	29,686,425.87	2.67
CO	167	29,165,140.69	2.62
NJ	140	26,127,678.95	2.35
WA	170	25,147,444.85	2.26
AZ	164	21,082,777.37	1.89
MI	194	20,804,782.39	1.87
OH	235	20,236,483.24	1.82
NV	137	19,953,799.05	1.79
MD	136	19,678,164.86	1.77
PA	168	15,894,070.96	1.43
MA	97	15,243,715.27	1.37
OR	88	12,453,079.43	1.12
MN	68	10,691,163.67	0.96
UT	75	10,619,284.01	0.95
CT	78	10,536,970.56	0.95
MO	128	9,621,886.13	0.86
VA	63	8,871,382.80	0.80
NC	73	8,678,816.79	0.78
IN	81	6,802,566.96	0.61
WI	53	6,054,560.20	0.54
GA	20	5,652,606.68	0.51
TN	44	4,629,422.03	0.42
OK	46	3,559,442.22	0.32
KY	43	3,464,487.22	0.31
Other	330	32,075,645.85	2.88
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	1,228	$188,277,136.76	16.91%
1% of Orig. Bal.	45	3,540,148.38	0.32
1% of UPB	234	29,754,016.27	2.67
2 Mos. Int. on UPB	18	3,022,745.90	0.27
2% of UPB	112	11,841,997.65	1.06
3 Mos. Int. on UPB	26	5,384,431.65	0.48
3% 2% 1% of UPB	18	3,877,820.97	0.35
3% of UPB	16	1,034,548.50	0.09
5% 3% of UPB	5	615,928.86	0.06
5% 4% 3% 2% 1% of UPB	8	483,289.55	0.04
5% 4% 3% of UPB	26	2,758,363.62	0.25
5% 4% of UPB	9	1,300,331.81	0.12
5% of UPB	7	615,868.23	0.06
6 Mos. Int. Amt. Prepaid	1,310	249,159,027.01	22.37
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	1,480	300,181,966.67	26.96
6 Mos. Int. on 80% of UPB	2,183	311,549,212.51	27.98
6 Mos. Int. on UPB	2	163,992.44	0.01
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	4,610	$720,874,026.00	64.74%
Stated	1,783	328,127,299.81	29.47
Limited	145	29,870,455.22	2.68
No Documentation	168	29,588,240.63	2.66
No Ratio	21	5,100,805.12	0.46
Total:	**6,727**	**$1,113,560,826.78**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	12	$2,258,116.67	0.26%
3.001 - 3.500	67	20,652,904.61	2.38
3.501 - 4.000	187	48,024,552.34	5.54
4.001 - 4.500	228	52,278,660.52	6.03
4.501 - 5.000	268	50,770,129.31	5.85
5.001 - 5.500	567	112,055,245.50	12.92
5.501 - 6.000	1,289	226,143,447.26	26.07
6.001 - 6.500	862	155,762,954.62	17.95
6.501 - 7.000	714	120,328,961.19	13.87
7.001 - 7.500	317	55,323,997.81	6.38
7.501 - 8.000	94	12,765,039.31	1.47
8.001 - 8.500	43	5,795,509.94	0.67
8.501 - 9.000	13	1,757,878.87	0.20
9.001 - 9.500	9	875,670.78	0.10
9.501 - 10.000	11	1,404,123.45	0.16
10.001 >=	14	1,367,975.54	0.16
Total:	**4,695**	**$867,565,167.72**	**100.00%**

Minimum: 2.750%
Maximum: 11.500%
Weighted Average: 5.848%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.500	1	$133,642.26	0.02%
2.000	1,522	278,138,161.50	32.06
3.000	3,172	589,293,363.96	67.92
Total:	**4,695**	**$867,565,167.72**	**100.00%**

Minimum: 1.500%
Maximum: 3.000%
Weighted Average: 2.679%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	4,610	$855,742,130.00	98.64%
1.500	84	11,779,283.38	1.36
3.000	1	43,754.34	0.01
Total:	**4,695**	**$867,565,167.72**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.007%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$74,746.74	0.01%
10.501 - 11.000	4	1,603,875.17	0.18
11.001 - 11.500	53	12,812,764.91	1.48
11.501 - 12.000	138	34,206,939.89	3.94
12.001 - 12.500	288	72,812,674.69	8.39
12.501 - 13.000	448	108,309,344.22	12.48
13.001 - 13.500	524	112,160,419.64	12.93
13.501 - 14.000	737	144,603,625.45	16.67
14.001 - 14.500	622	111,273,857.09	12.83
14.501 - 15.000	622	103,038,249.79	11.88
15.001 - 15.500	379	55,775,828.38	6.43
15.501 - 16.000	346	50,585,296.18	5.83
16.001 - 16.500	175	21,956,241.06	2.53
16.501 - 17.000	164	19,294,246.47	2.22
17.001 - 17.500	72	7,751,852.52	0.89
17.501 - 18.000	67	6,296,541.79	0.73
18.001 - 18.500	34	3,291,514.81	0.38
18.501 - 19.000	17	1,426,954.80	0.16
19.001 - 19.500	2	191,840.86	0.02
19.501 >=	2	98,353.26	0.01
Total:	**4,695**	**$867,565,167.72**	**100.00%**

Minimum: 10.375%
Maximum: 20.100%
Weighted Average: 14.007%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	155	$34,247,957.74	3.95%
5.501 - 6.000	122	30,820,771.08	3.55
6.001 - 6.500	364	89,429,616.70	10.31
6.501 - 7.000	626	146,865,513.00	16.93
7.001 - 7.500	685	142,549,218.28	16.43
7.501 - 8.000	819	156,306,059.66	18.02
8.001 - 8.500	553	91,212,635.60	10.51
8.501 - 9.000	544	83,103,872.98	9.58
9.001 - 9.500	299	38,713,350.72	4.46
9.501 - 10.000	238	27,139,354.61	3.13
10.001 - 10.500	107	10,346,793.66	1.19
10.501 - 11.000	95	9,469,713.83	1.09
11.001 - 11.500	46	4,212,375.66	0.49
11.501 - 12.000	33	2,522,292.65	0.29
12.001 - 12.500	5	354,019.38	0.04
12.501 - 13.000	2	125,421.14	0.01
13.001 - 13.500	2	146,201.03	0.02
Total:	**4,695**	**$867,565,167.72**	**100.00%**

Minimum: 1.000%
Maximum: 13.390%
Weighted Average: 7.601%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2000-01	1	$219,688.44	0.03%
2003-03	1	161,987.02	0.02
2003-04	3	240,687.16	0.03
2003-05	1	93,425.57	0.01
2003-07	1	203,780.86	0.02
2003-12	2	244,298.23	0.03
2004-02	1	133,642.26	0.02
2004-05	1	24,888.85	0.00
2004-06	2	230,022.52	0.03
2004-08	3	657,472.90	0.08
2004-09	2	349,677.24	0.04
2004-10	26	6,852,365.58	0.79
2004-11	19	2,831,023.15	0.33
2004-12	180	31,059,054.55	3.58
2005-01	2,012	394,480,601.52	45.47
2005-02	1,741	304,519,953.69	35.10
2005-03	15	3,624,655.91	0.42
2005-04	2	316,290.72	0.04
2005-05	1	84,660.15	0.01
2005-08	3	385,623.79	0.04
2005-09	3	518,819.20	0.06
2005-10	5	1,124,967.05	0.13
2005-11	5	620,116.05	0.07
2005-12	35	5,796,284.48	0.67
2006-01	171	31,568,272.25	3.64
2006-02	386	60,390,774.80	6.96
2007-10	1	854,250.00	0.10
2007-12	1	144,955.15	0.02
2008-01	66	19,138,919.94	2.21
2008-02	5	694,008.69	0.08
Total:	**4,695**	**$867,565,167.72**	**100.00%**

SAIL 2003-BC3 Collateral Summary –Group 1

Total Number of Loans	4,097	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$640,274,934	Yes	28.1%
Average Loan Principal Balance	$156,279	No	71.9%
Fixed Rate	15.0%		
Adjustable Rate	85.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	89.8%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.8%	Yes	65.4%
Weighted Average Margin	5.9%	No	34.6%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.2%	None	10.2%
Weighted Average Floor	7.8%	0.001-1.000	3.3%
Weighted Average Original Term (mo.)	357.6	1.001-2.000	59.8%
Weighted Average Remaining Term (mo.)	355.0	2.001-3.000	26.7%
Weighted Average Loan Age (mo.)	2.6		
Weighted Average Combined LTV	81.3%		
Non-Zero Weighted Average FICO	622	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.6%	(Other states account individually for less than	
Percentage with DA Dividend	1.7%	3% of the Cut-off Date principal balance)	
Percentage with 5 year IO Term	11.6%	CA	48.4%
Percentage in Rate Reduction Program	0.0%	IL	6.0%
		FL	5.3%
Lien Position		HI	4.9%
First	100.0%	TX	3.0%
Second	0.0%		
Product Type		**Occupancy Status**	
2/28 ARM (LIBOR)	71.9%	Primary Home	92.4%
Fixed Rate	15.0%	Investment	7.2%
3/27 ARM (LIBOR)	11.4%	Second Home	0.4%
5/25 ARM (LIBOR)	1.6%		
Other	0.1%		

Collateral Characteristics - Group 1

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	216	$8,927,362.55	1.39%
50,000.01 - 100,000.00	934	70,997,958.57	11.09
100,000.01 - 150,000.00	970	121,050,381.50	18.91
150,000.01 - 200,000.00	829	144,722,371.13	22.60
200,000.01 - 250,000.00	595	133,046,244.92	20.78
250,000.01 - 300,000.00	389	106,239,164.04	16.59
300,000.01 - 350,000.00	115	36,192,790.84	5.65
350,000.01 - 400,000.00	38	14,184,951.11	2.22
400,000.01 - 450,000.00	6	2,504,181.08	0.39
450,000.01 - 500,000.00	4	1,890,582.46	0.30
500,000.01 - 550,000.00	1	518,946.27	0.08
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Minimum: $21,639.62
Maximum: $518,946.27
Weighted Average: $156,278.97

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	24	$4,696,942.74	0.73%
5.501 - 6.000	72	14,716,477.93	2.30
6.001 - 6.500	256	51,487,788.44	8.04
6.501 - 7.000	524	99,829,936.75	15.59
7.001 - 7.500	676	121,458,659.06	18.97
7.501 - 8.000	769	123,778,280.80	19.33
8.001 - 8.500	530	79,454,399.22	12.41
8.501 - 9.000	554	72,792,673.75	11.37
9.001 - 9.500	279	31,420,347.89	4.91
9.501 - 10.000	221	23,289,827.38	3.64
10.001 - 10.500	76	7,362,037.59	1.15
10.501 - 11.000	61	5,427,979.80	0.85
11.001 - 11.500	32	3,015,167.57	0.47
11.501 - 12.000	20	1,395,839.35	0.22
12.001 - 12.500	1	50,222.94	0.01
12.501 - 13.000	1	45,577.80	0.01
13.001 - 13.500	1	52,775.46	0.01
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Minimum: 5.125%
Maximum: 13.100%
Weighted Average: 7.800%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	74	$7,611,623.53	1.19%
181 - 240	10	1,460,830.89	0.23
301 - 360	4,013	631;202,480.05	98.58
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.6

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	74	$7,611,623.53	1.19%
181 - 240	10	1,460,830.89	0.23
301 - 360	4,013	631,202,480.05	98.58
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Minimum: 175.0
Maximum: 359.0
Weighted Average: 355.0

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	3	$173,294.53	0.03%
20.001 - 30.000	8	614,504.63	0.10
30.001 - 40.000	28	2,946,157.71	0.46
40.001 - 50.000	37	4,317,357.26	0.67
50.001 - 60.000	106	14,851,511.76	2.32
60.001 - 70.000	351	49,192,663.65	7.68
70.001 - 80.000	1,817	292,570,874.28	45.69
80.001 - 90.000	1,333	206,890,781.05	32.31
90.001 - 100.000	414	68,717,789.60	10.73
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Minimum: 10.620%
Maximum: 100.000%
Non-Zero WA: 81.335%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	10	$1,155,859.63	0.18%
501 - 550	732	101,932,076.39	15.92
551 - 600	1,071	155,564,524.74	24.30
601 - 650	1,040	169,015,022.57	26.40
651 - 700	747	126,543,972.06	19.76
701 - 750	377	65,772,621.33	10.27
751 - 800	113	19,509,567.09	3.05
801 >=	7	781,290.66	0.12
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Non-Zero Minimum: 500
Maximum: 810
Non-Zero WA: 622

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,959	$305,384,619.46	47.70%
Purchase	1,660	259,720,497.68	40.56
Rate/Term Refinance	478	75,169,817.33	11.74
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,979	$451,542,606.91	70.52%
PUD	371	65,350,059.91	10.21
2-4 Family	346	62,461,810.84	9.76
Condo	384	59,153,608.55	9.24
Manufactured Housing	12	1,207,333.69	0.19
Modular	2	279,445.67	0.04
Town House	2	160,241.85	0.03
Row House	1	119,827.05	0.01
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,192	$234,242,724.02	36.58%
CA-N	362	75,473,018.75	11.79
IL	280	38,680,526.92	6.04
FL	296	34,136,723.08	5.33
HI	142	31,407,182.07	4.91
TX	185	19,341,329.31	3.02
CO	109	17,765,013.17	2.77
NY	84	17,335,572.52	2.71
MI	145	15,228,527.61	2.38
OH	173	14,496,790.32	2.26
NV	92	13,279,631.99	2.07
NJ	75	12,270,403.72	1.92
WA	79	11,941,629.23	1.87
MD	74	11,531,906.73	1.80
UT	58	8,388,867.31	1.31
AZ	59	7,391,611.77	1.15
MN	47	7,196,624.41	1.12
CT	47	6,603,960.32	1.03
MA	37	6,415,554.44	1.00
OR	41	6,380,643.13	1.00
MO	78	6,354,599.38	0.99
PA	72	5,591,242.52	0.87
WI	38	4,476,108.20	0.70
NC	36	4,067,654.94	0.64
IN	37	3,265,087.81	0.51
TN	30	3,095,556.35	0.48
DC	16	2,512,515.35	0.39
KY	26	2,239,629.33	0.35
ID	21	2,234,482.03	0.35
IA	24	2,050,993.13	0.32
Other	142	14,878,824.61	2.32
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	464	$69,912,444.00	10.92%
1% of Orig. Bal.	21	1,756,360.83	0.27
1% of UPB	197	23,169,337.12	3.62
2 Mos. Int. on UPB	17	2,573,396.11	0.40
2% of UPB	41	3,876,893.02	0.61
3 Mos. Int. on UPB	10	1,804,050.03	0.28
3% 2% 1% of UPB	5	988,333.74	0.15
5% 4% 3% 2% 1% of UPB	3	145,622.40	0.02
5% of UPB	2	144,007.01	0.02
6 Mos. Int. Amt. Prepaid	1,176	200,739,189.85	31.35
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	806	133,785,189.49	20.89
6 Mos. Int. on 80% of UPB	1,355	201,380,110.87	31.45
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,798	$419,685,443.32	65.55%
Stated	1,106	189,354,556.00	29.57
Limited	89	17,018,716.75	2.66
No Documentation	104	14,216,218.40	2.22
Total:	**4,097**	**$640,274,934.47**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	2	$476,675.06	0.09%
3.001 - 3.500	42	9,487,895.83	1.74
3.501 - 4.000	130	24,888,376.06	4.58
4.001 - 4.500	156	28,493,285.85	5.24
4.501 - 5.000	169	26,625,784.97	4.90
5.001 - 5.500	477	82,576,781.28	15.18
5.501 - 6.000	987	146,058,488.08	26.85
6.001 - 6.500	454	70,866,204.53	13.03
6.501 - 7.000	629	98,960,605.56	18.19
7.001 - 7.500	272	42,604,142.77	7.83
7.501 - 8.000	63	8,768,687.88	1.61
8.001 - 8.500	29	3,960,176.60	0.73
8.501 - 9.000	2	166,516.89	0.03
Total:	**3,412**	**$543,933,621.36**	**100.00%**

Minimum: 2.875%
Maximu m: 9.000%
Weighted Average: 5.919%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	1,371	$225,780,797.78	41.51%
3.000	2,041	318,152,823.58	58.49
Total:	**3,412**	**$543,933,621.36**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.585%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,412	$543,933,621.36	100.00%
Total:	**3,412**	**$543,933,621.36**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	24	$4,696,942.74	0.86%
11.501 - 12.000	70	14,543,124.64	2.67
12.001 - 12.500	182	36,296,452.72	6.67
12.501 - 13.000	288	54,972,642.30	10.11
13.001 - 13.500	380	68,544,653.82	12.60
13.501 - 14.000	547	91,536,325.45	16.83
14.001 - 14.500	478	77,669,440.09	14.28
14.501 - 15.000	491	74,707,672.13	13.73
15.001 - 15.500	298	41,423,637.85	7.62
15.501 - 16.000	270	36,876,256.30	6.78
16.001 - 16.500	137	16,575,262.92	3.05
16.501 - 17.000	118	13,739,843.71	2.53
17.001 - 17.500	48	5,008,201.38	0.92
17.501 - 18.000	42	3,622,651.95	0.67
18.001 - 18.500	25	2,627,742.90	0.48
18.501 - 19.000	12	994,417.20	0.18
19.501 >=	2	98,353.26	0.02
Total:	**3,412**	**$543,933,621.36**	**100.00%**

Minimum: 11.125%
Maximum: 20.100%
Weighted Average: 14.195%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	24	$4,696,942.74	0.86%
5.501 - 6.000	70	14,543,124.64	2.67
6.001 - 6.500	253	51,102,224.15	9.39
6.501 - 7.000	457	87,726,425.25	16.13
7.001 - 7.500	523	93,545,620.89	17.20
7.501 - 8.000	625	102,654,943.30	18.87
8.001 - 8.500	438	66,379,917.68	12.20
8.501 - 9.000	429	59,762,144.54	10.99
9.001 - 9.500	229	26,888,971.98	4.94
9.501 - 10.000	177	19,529,433.72	3.59
10.001 - 10.500	73	7,189,649.51	1.32
10.501 - 11.000	61	5,427,979.80	1.00
11.001 - 11.500	31	2,988,784.53	0.55
11.501 - 12.000	19	1,348,882.43	0.25
12.001 - 12.500	1	50,222.94	0.01
12.501 - 13.000	1	45,577.80	0.01
13.001 - 13.500	1	52,775.46	0.01
Total:	**3,412**	**$543,933,621.36**	**100.00%**

Minimum: 5.125%
Maximum: 13.100%
Weighted Average: 7.780%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-07	1	$203,780.86	0.04%
2004-09	1	50,865.42	0.01
2004-10	13	1,998,272.83	0.37
2004-11	15	2,229,845.25	0.41
2004-12	154	23,487,314.88	4.32
2005-01	1,280	210,834,383.22	38.76
2005-02	1,411	220,334,331.84	40.51
2005-03	6	1,621,001.74	0.30
2005-09	1	152,229.24	0.03
2005-10	2	419,493.10	0.08
2005-11	4	567,745.89	0.10
2005-12	26	4,204,866.95	0.77
2006-01	112	19,285,961.05	3.55
2006-02	336	48,077,068.90	8.84
2007-12	1	144,955.15	0.03
2008-01	44	9,627,496.35	1.77
2008-02	5	694,008.69	0.13
Total:	**3,412**	**$543,933,621.36**	**100.00%**

SAIL 2003-BC3 Collateral Summary –Group 2

Total Number of Loans	2,630	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$473,285,892	Yes	27.7%
Average Loan Principal Balance	$179,957	No	72.3%
Fixed Rate	31.6%		
Adjustable Rate	68.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.1%	Yes	68.1%
Weighted Average Margin	5.7%	No	31.9%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	23.5%
Weighted Average Floor	7.3%	0.001-1.000	3.4%
Weighted Average Original Term (mo.)	345.1	1.001-2.000	52.5%
Weighted Average Remaining Term (mo.)	340.7	2.001-3.000	17.5%
Weighted Average Loan Age (mo.)	4.4	3.001-4.000	0.2%
Weighted Average Combined LTV	80.9%	4.001-5.000	3.0%
Non-Zero Weighted Average FICO	640		
Non-Zero Weighted Average DTI	39.8%	**Geographic Distribution**	
Percentage with DA Dividend	0.3%	(Other states account individually for less than	
Percentage with 5 year IO Term	8.8%	3% of the Cut-off Date principal balance)	
Percentage in Rate Reduction Program	13.3%	CA	48.2%
		IL	5.3%
Lien Position		FL	5.2%
First	96.5%	TX	5.0%
Second	3.5%		
Product Type		**Occupancy Status**	
2/28 ARM (LIBOR)	60.2%	Primary Home	91.0%
Fixed Rate	29.5%	Investment	8.5%
3/27 ARM (LIBOR)	6.0%	Second Home	0.5%
5/25 ARM (LIBOR)	2.2%		
Other	2.1%		

Collateral Characteristics - Group 2

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	468	$15,010,384.74	3.17%
50,000.01 - 100,000.00	654	47,442,311.18	10.02
100,000.01 - 150,000.00	402	49,976,132.37	10.56
150,000.01 - 200,000.00	263	45,160,024.48	9.54
200,000.01 - 250,000.00	137	30,809,928.58	6.51
250,000.01 - 300,000.00	102	27,827,111.89	5.88
300,000.01 - 350,000.00	156	51,546,037.71	10.89
350,000.01 - 400,000.00	173	64,650,191.57	13.66
400,000.01 - 450,000.00	96	40,827,299.90	8.63
450,000.01 - 500,000.00	63	30,025,348.38	6.34
500,000.01 - 550,000.00	43	22,609,911.47	4.78
550,000.01 - 600,000.00	28	16,240,747.32	3.43
600,000.01 - 650,000.00	24	15,093,552.00	3.19
650,000.01 - 700,000.00	8	5,461,804.08	1.15
700,000.01 - 750,000.00	6	4,418,358.02	0.93
750,000.01 - 800,000.00	2	1,546,110.44	0.33
850,000.01 - 900,000.00	1	854,250.00	0.18
900,000.01 - 950,000.00	2	1,814,249.86	0.38
950,000.01 - 1,000,000.00	2	1,972,138.32	0.42
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Minimum: $9,937.20
Maximum: $997,138.63
Weighted Average: $179,956.61

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	10	$3,279,826.05	0.69%
5.501 - 6.000	51	17,446,262.49	3.69
6.001 - 6.500	145	50,911,196.98	10.76
6.501 - 7.000	270	85,731,153.88	18.11
7.001 - 7.500	220	61,847,654.59	13.07
7.501 - 8.000	258	67,016,910.96	14.16
8.001 - 8.500	197	37,874,132.59	8.00
8.501 - 9.000	192	34,158,003.13	7.22
9.001 - 9.500	156	22,551,192.12	4.76
9.501 - 10.000	123	15,722,767.14	3.32
10.001 - 10.500	170	17,030,948.84	3.60
10.501 - 11.000	268	23,678,268.45	5.00
11.001 - 11.500	111	8,516,806.45	1.80
11.501 - 12.000	173	11,842,940.24	2.50
12.001 - 12.500	76	4,733,124.87	1.00
12.501 - 13.000	83	4,650,405.95	0.98
13.001 - 13.500	34	2,442,644.64	0.52
13.501 - 14.000	54	1,979,103.75	0.42
14.001 - 14.250	11	462,608.20	0.10
14.251 >=	28	1,409,940.99	0.30
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Minimum: 5.250%
Maximum: 16.820%
Weighted Average: 8.149%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	126	$6,448,800.62	1.36%
171 - 180	405	23,633,126.37	4.99
181 - 240	126	9,371,294.48	1.98
241 - 300	13	1,390,405.17	0.29
301 - 360	1,960	432,442,265.67	91.37
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 345.1

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	237	$14,239,469.30	3.01%
171 - 180	296	15,945,234.74	3.37
181 - 240	124	9,268,517.43	1.96
241 - 300	14	1,552,392.19	0.33
301 - 360	1,959	432,280,278.65	91.34
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Minimum: 40.0
Maximum: 359.0
Weighted Average: 340.7

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	4	$92,145.93	0.02%
10.001 - 20.000	7	389,109.16	0.08
20.001 - 30.000	13	795,318.56	0.17
30.001 - 40.000	29	2,178,439.01	0.46
40.001 - 50.000	52	6,177,454.62	1.31
50.001 - 60.000	78	12,374,809.22	2.61
60.001 - 70.000	202	38,310,224.78	8.09
70.001 - 80.000	959	207,062,434.99	43.75
80.001 - 90.000	735	144,791,963.25	30.59
90.001 - 100.000	551	61,113,992.79	12.91
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Minimum: 5.020%
Maximum: 100.000%
Non-Zero WA: 80.930%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$24,771.75	0.01%
501 - 550	239	41,831,079.41	8.84
551 - 600	495	86,369,597.27	18.25
601 - 650	817	135,770,721.06	28.69
651 - 700	673	127,434,172.82	26.93
701 - 750	316	62,097,888.63	13.12
751 - 800	85	18,852,107.34	3.98
801 >=	4	905,554.03	0.19
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Non-Zero Minimum: 501
Maximum: 814
Non-Zero WA: 640

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,195	$196,324,891.22	41.48%
Purchase	982	182,338,184.37	38.53
Rate/Term Refinance	196	47,843,507.42	10.11
Debt Consolidation	204	42,295,667.30	8.94
Home Improvement	53	4,483,642.00	0.95
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,974	$338,480,643.59	71.52%
PUD	271	72,079,434.29	15.23
2-4 Family	232	37,813,049.01	7.99
Condo	120	22,360,068.89	4.72
Manufactured Housing	32	2,512,006.47	0.53
Row House	1	40,690.06	0.01
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	459	$135,727,645.19	28.68%
CA-N	319	92,267,097.74	19.50
IL	115	25,008,862.37	5.28
FL	157	24,672,611.00	5.21
TX	255	23,604,627.85	4.99
NJ	65	13,857,275.23	2.93
AZ	105	13,691,165.60	2.89
WA	91	13,205,815.62	2.79
NY	75	12,350,853.35	2.61
CO	58	11,400,127.52	2.41
PA	96	10,302,828.44	2.18
MA	60	8,828,160.83	1.87
MD	62	8,146,258.13	1.72
VA	51	6,853,881.53	1.45
NV	45	6,674,167.06	1.41
OR	47	6,072,436.30	1.28
OH	62	5,739,692.92	1.21
GA	20	5,652,606.68	1.19
MI	49	5,576,254.78	1.18
NC	37	4,611,161.85	0.97
CT	31	3,933,010.24	0.83
IN	44	3,537,479.15	0.75
MN	21	3,494,539.26	0.74
MO	50	3,267,286.75	0.69
OK	32	2,378,667.27	0.50
HI	8	2,266,680.43	0.48
UT	17	2,230,416.70	0.47
LA	23	1,919,719.05	0.41
WI	15	1,578,452.00	0.33
TN	14	1,533,865.68	0.32
Other	147	12,902,245.79	2.73
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	764	$118,364,692.76	25.01%
1% of Orig. Bal.	24	1,783,787.55	0.38
1% of UPB	37	6,584,679.15	1.39
2 Mos. Int. on UPB	1	449,349.79	0.09
2% of UPB	71	7,965,104.63	1.68
3 Mos. Int. on UPB	16	3,580,381.62	0.76
3% 2% 1% of UPB	13	2,889,487.23	0.61
3% of UPB	16	1,034,548.50	0.22
5% 3% of UPB	5	615,928.86	0.13
5% 4% 3% 2% 1% of UPB	5	337,667.15	0.07
5% 4% 3% of UPB	26	2,758,363.62	0.58
5% 4% of UPB	9	1,300,331.81	0.27
5% of UPB	5	471,861.22	0.10
6 Mos. Int. Amt. Prepaid	134	48,419,837.16	10.23
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	674	166,396,777.18	35.16
6 Mos. Int. on 80% of UPB	828	110,169,101.64	23.28
6 Mos. Int. on UPB	2	163,992.44	0.03
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,812	$301,188,582.68	63.64%
Stated	677	138,772,743.81	29.32
No Documentation	64	15,372,022.23	3.25
Limited	56	12,851,738.47	2.72
No Ratio	21	5,100,805.12	1.08
Total:	**2,630**	**$473,285,892.31**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	10	$1,781,441.61	0.55%
3.001 - 3.500	25	11,165,008.78	3.45
3.501 - 4.000	57	23,136,176.28	7.15
4.001 - 4.500	72	23,785,374.67	7.35
4.501 - 5.000	99	24,144,344.34	7.46
5.001 - 5.500	90	29,478,464.22	9.11
5.501 - 6.000	302	80,084,959.18	24.75
6.001 - 6.500	408	84,896,750.09	26.23
6.501 - 7.000	85	21,368,355.63	6.60
7.001 - 7.500	45	12,719,855.04	3.93
7.501 - 8.000	31	3,996,351.43	1.23
8.001 - 8.500	14	1,835,333.34	0.57
8.501 - 9.000	11	1,591,361.98	0.49
9.001 - 9.500	9	875,670.78	0.27
9.501 - 10.000	11	1,404,123.45	0.43
10.001 >=	14	1,367,975.54	0.42
Total:	**1,283**	**$323,631,546.36**	**100.00%**

Minimum: 2.750%
Maximum: 11.500%
Weighted Average: 5.730%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.500	1	$133,642.26	0.04%
2.000	151	52,357,363.72	16.18
3.000	1,131	271,140,540.38	83.78
Total:	**1,283**	**$323,631,546.36**	**100.00%**

Minimum: 1.500%
Maximum: 3.000%
Weighted Average: 2.838%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,198	$311,808,508.64	96.35%
1.500	84	11,779,283.38	3.64
3.000	1	43,754.34	0.01
Total:	**1,283**	**$323,631,546.36**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.018%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$74,746.74	0.02%
10.501 - 11.000	4	1,603,875.17	0.50
11.001 - 11.500	29	8,115,822.17	2.51
11.501 - 12.000	68	19,663,815.25	6.08
12.001 - 12.500	106	36,516,221.97	11.28
12.501 - 13.000	160	53,336,701.92	16.48
13.001 - 13.500	144	43,615,765.82	13.48
13.501 - 14.000	190	53,067,300.00	16.40
14.001 - 14.500	144	33,604,417.00	10.38
14.501 - 15.000	131	28,330,577.66	8.75
15.001 - 15.500	81	14,352,190.53	4.43
15.501 - 16.000	76	13,709,039.88	4.24
16.001 - 16.500	38	5,380,978.14	1.66
16.501 - 17.000	46	5,554,402.76	1.72
17.001 - 17.500	24	2,743,651.14	0.85
17.501 - 18.000	25	2,673,889.84	0.83
18.001 - 18.500	9	663,771.91	0.21
18.501 - 19.000	5	432,537.60	0.13
19.001 - 19.500	2	191,840.86	0.06
Total:	**1,283**	**$323,631,546.36**	**100.00%**

Minimum: 10.375%
Maximum: 19.125%
Weighted Average: 13.691%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	131	$29,551,015.00	9.13%
5.501 - 6.000	52	16,277,646.44	5.03
6.001 - 6.500	111	38,327,392.55	11.84
6.501 - 7.000	169	59,139,087.75	18.27
7.001 - 7.500	162	49,003,597.39	15.14
7.501 - 8.000	194	53,651,116.36	16.58
8.001 - 8.500	115	24,832,717.92	7.67
8.501 - 9.000	115	23,341,728.44	7.21
9.001 - 9.500	70	11,824,378.74	3.65
9.501 - 10.000	61	7,609,920.89	2.35
10.001 - 10.500	34	3,157,144.15	0.98
10.501 - 11.000	34	4,041,734.03	1.25
11.001 - 11.500	15	1,223,591.13	0.38
11.501 - 12.000	14	1,173,410.22	0.36
12.001 - 12.500	4	303,796.44	0.09
12.501 - 13.000	1	79,843.34	0.02
13.001 - 13.500	1	93,425.57	0.03
Total:	**1,283**	**$323,631,546.36**	**100.00%**

Minimum: 1.000%
Maximum: 13.390%
Weighted Average: 7.301%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2000-01	1	$219,688.44	0.07%
2003-03	1	161,987.02	0.05
2003-04	3	240,687.16	0.07
2003-05	1	93,425.57	0.03
2003-12	2	244,298.23	0.08
2004-02	1	133,642.26	0.04
2004-05	1	24,888.85	0.01
2004-06	2	230,022.52	0.07
2004-08	3	657,472.90	0.20
2004-09	1	298,811.82	0.09
2004-10	13	4,854,092.75	1.50
2004-11	4	601,177.90	0.19
2004-12	26	7,571,739.67	2.34
2005-01	732	183,646,218.30	56.75
2005-02	330	84,185,621.85	26.01
2005-03	9	2,003,654.17	0.62
2005-04	2	316,290.72	0.10
2005-05	1	84,660.15	0.03
2005-08	3	385,623.79	0.12
2005-09	2	366,589.96	0.11
2005-10	3	705,473.95	0.22
2005-11	1	52,370.16	0.02
2005-12	9	1,591,417.53	0.49
2006-01	59	12,282,311.20	3.80
2006-02	50	12,313,705.90	3.80
2007-10	1	854,250.00	0.26
2008-01	22	9,511,423.59	2.94
Total:	**1,283**	**$323,631,546.36**	**100.00%**